Form 10-K, Exhibit 13
period 1994-06-30
ELCO INDUSTRIES INC
filed 1994-09-21
CIK 32013

Exhibit 13
                   Management's Discussion and Analysis
             (Dollars in thousands, except per share amounts)

                        Elco Industries, Inc.

Results of Operations

Fiscal 1994 Compared to Fiscal 1993
     For the year ended June 30, 1994, net sales were a record $225,901, an increase of 13.4% over the prior year's sales of $199,179. Net income increased 69.0% to $8,229, or $1.65 per share, from $4,869, or $.98 per share.
   Sales in the Industrial Products Group were $169,078, a 16.4% increase which represented approximately 90% of the total sales increase. Sales to the automotive market increased 19% on an 11% increase in automotive production. This resulted in sales per car and light truck produced increasing to $8.42 per vehicle versus $7.78 the prior year. Sales to the nonautomotive industrial markets increased 12%, with especially strong growth to manufacturers of controls and instruments, hand tools and compressors. Sales in the Home and Construction Group increased 5.5%.
Sales growth in this segment was adversely impacted by the loss of two significant customers. However, new business gained at two home center customers more than offset this loss.
   Gross profit margin increased to 18.9% from 18.3% in the prior year as a result of higher capacity utilization and cost containment efforts. Raw material cost and wages measured as a percentage of sales remained constant. Benefit costs increased at a higher rate than sales because of increases in medical costs and employee incentive programs.
   Selling and administrative expenses increased at a lower rate than sales. The majority of the increase was caused by higher benefits costs, higher professional expenses primarily resulting from expenses associated with an industrial bond refinancing, additional employees and higher wage rates. Measured as a percentage of sales, selling and administrative expenses were 11.5%, the lowest level in over 10 years.
   Income from operations was $16,569, or 7.3% of sales, versus
$12,427, or 6.2% of sales, in the prior year. This improvement was primarily due to strong performance from the Industrial Products Group where greater capacity utilization and a shift in sales to higher margin products contributed to a 54% increase in operating income. The Home and Construction Products Group experienced a decrease in operating income due to an expense of approximately $500 related to the loss of one of the customers mentioned previously and to initial stocking and product introduction costs associated with new business gained at two home center customers.

   Interest expense was lower because of lower debt levels and the refinancing of two industrial revenue bonds at lower interest rates.
   Elco's share of profits from Rocknel Fastener, Inc., a joint venture company, was $189 versus a loss of $258 in the prior year. Greater capacity utilization and efficiencies contributed to this improvement.

Fiscal 1993 Compared to Fiscal 1992
     For the year ended June 30, 1993, net sales were $199,179, up
5.2% from the prior year's sales of $189,337. Net income for the year was $4,869, or $.98 per share, versus a loss of $2,525, or $(.52) per share. The prior fiscal year included a pretax, nonoperating charge of $5,091 to reduce the value of a promissory note receivable and a onetime, noncash charge for retiree health care costs of $1,355, net of a related deferred tax benefit of $852. These two charges reduced the prior year's net income by $4,485, or $.94 per share.
   Sales in the Industrial Products Group increased 9.0%, or $12,049. Approximately $9,000 of this increase resulted from sales to the automotive industry. Production of cars and light trucks increased 9.0%, while sales to the automotive industry increased 10.3%, indicating a continuing increase in market share. Sales to domestic nonassembly automotive plants and foreign-owned automotive suppliers represented approximately 90% of this increase. Sales to nonautomotive markets increased modestly because of stronger economic activity. Sales in the Home and Construction Products
Group decreased $2,207 as a result of warehouse inventory reduction programs at certain major customers.
   Gross profit margin was 18.3% versus 17.1% in the prior year. This improvement resulted from higher sales, improved operating efficiencies which lowered manufacturing costs and, to a lesser extent, the introduction of new products. These positive factors were partially offset by continuing pricing pressures, primarily in the automotive market. The prior year's gross profit included costs associated with moving the Bear-Kat operations and with reorganizing certain operating units in the Industrial Products Group.
   Selling and administrative expenses increased 3.6% on a 5.2% sales increase. The majority of the increase was caused by increases in wages and benefit costs. Measured as a percentage of sales, selling and administrative expenses were 12.0% of sales.
   Income from operations was $12,427, or 6.2% of sales, versus $9,243, or 4.9% of sales in the prior year. This increase of 34.4% in operating income resulted from the significant improvement in the Industrial Products
Group. The prior year's operating income in this segment included the cost of reorganizing certain divisions. The benefits of this reorganization are being realized in improved operating efficiencies and better cost containment programs. Higher sales and, to a lesser extent, higher average selling prices of new products also contributed to margin improvement. Operating income in the Home and Construction Products Group decreased primarily because of lower sales.
   Interest expense was lower primarily because of benefits derived from an interest rate swap agreement which effectively lowered interest rates on approximately 60% of total debt.
   Elco's share of losses from Rocknel Fastener, Inc., a joint venture company, was $258 versus $649 the prior year. This reduction in losses was a result of continual cost containment efforts, productivity improvements and introduction of new products.

Outlook
     Management believes that sales and earnings will increase next year.
This belief is based upon projections of higher automobile production, continuing growth in market penetration and further economic expansion. It is assumed that further rises in interest rates will not significantly affect the economy, especially automotive sales. Operating income should grow faster than sales because of implementation of profit enhancing strategies.
   Sales growth in the Industrial Products Group is expected to result from higher automotive production, introduction of new products, expansion in the transplant market and generally higher demand from commercial markets. Operating income is expected to increase because of higher sales and improved operating leverage. Growth in sales and earnings might be affected somewhat by capacity constraints. Also, profit improvement will not likely equal the improvement experienced in the year ended June 30, 1994.
   This segment will continue to be adversely impacted by pricing pressures, especially in the automotive industry. Recently, prices of various raw materials have begun to increase. Steel and plastic price increases could have an impact on profit margins.
   Sales in the Home and Construction Products Group are expected to increase primarily because of growth in the home center market. For the next two or three quarters, initial stocking and product introduction costs associated with the new home center business will cause operating margins to be below historical levels. Management expects margins to improve toward the end of the fiscal year.
   The Company is currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. For a further discussion of these issues, refer to Notes to Consolidated Financial Statements, Footnote 16, "Contingencies," on page 36.

Balance Sheet Discussion

   Total assets increased 3% to $151,465 on a 13% increase in net sales. Working capital at June 30, 1994 was $33,380, or approximately 15%
of sales, a level the Company considers normal. Both accounts receivable and inventories increased by approximately the same percentage as sales.
The increases in accounts receivables and inventories, caused by higher sales, were partially offset by a decrease in cash and an increase in accrued salaries, wages and commissions.
   Total property, plant and equipment at cost increased $9,614 reflecting capital expenditures of $12,388 which were offset by $2,774 of retirements and disposals. Approximately 85% of capital expenditures were for the Industrial Products Group.
   Total interest-bearing debt decreased $3,729 from $50,026 to $46,297 as a result of scheduled payments. Scheduled payments are $4,437 for fiscal year 1995. The weighted average interest rate on the indebtedness was 6.8% at June 30, 1994 versus 7.4% at June 30, 1993. It is expected that the weighted average interest rate will increase this year as rising interest rates decrease the benefit from interest rate swaps.

Liquidity and Capital Resources

Fiscal 1994
     For fiscal 1994, operating activities generated $17,090 of cash flow, a level lower than in 1993. While net income, depreciation and amortization generated additional cash, other noncash working capital, primarily inventories, required significant cash to finance the increasing sales base.
   Investing activities consisted primarily of $12,388 of additions to property, plant and equipment, an amount 25% greater than the level of depreciation. Machinery and equipment represented 73% of the total expenditures. During the past three years, capital expenditures were $32,507, compared to $27,773 of depreciation. Capital expenditures for fiscal 1995 are expected to approximate $14,500.

   Financing activities consisted primarily of the refinancing of $7,000 of industrial development revenue bonds to obtain lower interest rates and the payment of $3,705 of required principal. While the Company has $18,000 of bank lines of credit, no borrowings were required during the year. Dividend payments of $.52 per share totaled $2,593. In August 1994, the Company increased the dividend to an annual rate of $.60 per share, a 15% increase. In June 1994, the Company purchased 135,000 shares of its stock for $2,498 from a major stockholder.

Fiscal 1993
     For fiscal 1993, cash sources were primarily depreciation and amortization of intangibles of $9,916 and net income of $4,869. Also, reduction in noncash working capital and construction funds held in trust totalling $4,753 contributed to the positive cash flow. The primary use of cash was the capital expenditure program of $9,569 and, to a lesser extent, repayment of debt and payment of dividends.
   During the year, cash reserves increased $5,451 and total indebtedness decreased $3,565. Since equity increased $3,036 and debt decreased, financial leverage decreased producing a debt to total capital ratio of 45.0%.
   The Company had $18,000 of bank lines of credit to provide for any unplanned cash requirements. There were no requirements to use these lines during the year.

New Accounting Pronouncements
     In November 1992, the Financial Accounting Standards Board (FASB) adopted Statement No. 112, "Employers' Accounting for Postemployment Benefits," which will be effective for the year ended June 30, 1995, and will require accrual accounting for the estimated cost of benefits provided to former or inactive employees after employment but before retirement. Management has begun evaluating those benefits that may require accrual accounting and believes that it is not likely to have a material impact on the Company.
   During December 1991, the FASB issued SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," which will require additional disclosures regarding long-term debt and other financial instruments. The Company must adopt SFAS No. 107 no later than June 30, 1996. Adoption of this statement will not impact the carrying value of the Company's assets and liabilities.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

Elco Industries, Inc.

                                                                  June 30
                                                              1994       1993
ASSETS
  Current Assets
    Cash and cash equivalents                                $3,861     $8,013
    Accounts receivable-less allowances (June 30, 1994,
    $473; June 30, 1993, $475)                               32,684     29,282
    Inventories                                              25,652     22,324
    Deferred taxes on income                                  2,055      1,166
    Prepaid and other current assets                            562        446
                                                           --------    -------
      Total current assets                                   64,814     61,231
                                                           --------    -------

  Property, Plant and Equipment
    Land                                                        449        449
    Land and leasehold improvements                           3,260      3,074
    Buildings and building equipment                         25,052     23,287
    Machinery and equipment                                 114,458    105,084
    Furniture and office equipment                            8,489      8,448
    Construction in progress                                  1,510      3,262
                                                           --------   --------
      Total                                                 153,218    143,604
    Less accumulated depreciation and amortization           83,901     76,183
                                                           --------    -------
      Property, plant and equipment-net                      69,317     67,421
                                                           --------    -------

  Intangibles, Net                                           10,101     11,201
                                                           --------    -------

  Investment in and Advances to Unconsolidated Affiliate      1,908      1,628
                                                           --------   --------

  Other Assets                                                5,324      5,708
                                                           --------   --------
TOTAL                                                      $151,464   $147,189
                                                           ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY
  Current Liabilities
    Accounts payable-trade creditors                        $12,845    $13,153
    Current maturities of long-term obligations               4,437      3,736
    Accrued liabilities:
      Salaries, wages and commissions                         5,001      3,039
      Compensated absences                                    2,234      2,131
      Federal and state taxes on income                         736      1,112
      Other taxes                                             1,189      1,074
      Retirement plans                                          961        819
      Interest                                                  764        812
      Other                                                   3,267      2,853
                                                             ------     ------
        Total current liabilities                            31,434     28,729
                                                             ------     ------

Long-Term Debt                                               41,860     46,290
                                                             ------     ------

Long-Term Lease Obligations                                                  7
                                                                        ------

Contingencies

Deferred Taxes On Income                                      8,117      6,859
                                                             ------     ------

Other Deferred Liabilities                                    5,087      4,153
                                                             ------     ------

Stockholders' Equity
  Capital stock:
    Preferred-Authorized, 250,000 shares at $1 par value;
      issued and outstanding-none
    Common-Authorized, $5 par value, June 30, 1994 and 1993,
      20,000,000 shares; issued June 30, 1994,
      4,987,635 shares and June 30, 1993, 4,984,255 shares   24,938     24,921
    Additional paid-in capital                                7,872      7,867
    Retained earnings                                        34,048     28,412
                                                             ------     ------
      Total                                                  66,858     61,200

    Less common stock in treasury at cost-
      June 30, 1994, 103,081 shares; June 30, 1993,
      4,081 shares                                            1,892         49
                                                             ------     ------
        Total stockholders' equity                           64,966     61,151
                                                           --------   --------
TOTAL                                                      $151,464   $147,189
                                                           ========   ========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


STATEMENTS OF CONSOLIDATED INCOME
(Dollars in thousands except per share amounts)

Elco Industries, Inc.
                                                               Years Ended June 30,
                                                         1994         1993         1992

Net sales                                              $225,901     $199,179     $189,337
Cost of products sold                                   183,258      162,768      156,948
                                                       --------     --------     --------
Gross profit                                             42,643       36,411       32,389
Selling and administrative expenses                      26,074       23,984       23,146
                                                       --------     --------     --------
Income from operations                                   16,569       12,427        9,243
Interest expense                                          3,162        3,701        4,688
Interest income                                             106          113          263
Non-operating expenses                                                              5,091
                                                       --------      -------     --------
Income (loss) before provision for taxes, equity in
  income (loss) of unconsolidated affiliate and
  cumulative effect of change in accounting              13,513        8,839        (273)
Provision for taxes on income:                         --------      -------      -------
  Current:
    Federal                                               3,880        2,709        1,068
    State                                                 1,224          829          325
  Deferred                                                  369          174      (1,145)
                                                       --------      -------      -------
    Total provision for taxes on income                   5,473        3,712          248
                                                       --------      -------      -------
Income (loss) before equity in income (loss) of
  unconsolidated affiliate and cumulative effect
  of change in accounting                                 8,040        5,127        (521)
Equity in income (loss) of unconsolidated affiliate         189        (258)        (649)
Cumulative effect of change in accounting ($.28 per
  common share in 1992)                                                           (1,355)
                                                        -------      -------     --------
Net income (loss)                                        $8,229       $4,869     $(2,525)
                                                        =======      =======     ========

Net income (loss) per common share                        $1.65         $.98       $(.52)
                                                          =====        =====      =======

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY
(Dollars in thousands except per share amounts)

Elco Industries, Inc.

                                                  Common Stock
                                    -----------------------------------------
                                           Issued              In Treasury
                                    --------------------   ------------------  Additional
                                      Number                 Number              Paid-In  Retained
                                    Of Shares  Par Value   Of Shares  At Cost    Capital  Earnings

BALANCE, JUNE 30, 1991              4,857,102   $24,285       6,353      $76      $6,897   $31,181

Net loss                                                                                   (2,525)
Issued pursuant to award plans                              (1,272)     (15)         (2)
Issued pursuant to director
  compensation plan                    16,941        85                               95
Issued as contribution to ESOP         55,000       275                              422
Cash dividends-
  $.52 per common share                                                                    (2,537)
                                    ---------   -------       -----      ---      ------   -------
BALANCE, JUNE 30, 1992              4,929,043   $24,645       5,081      $61      $7,412   $26,119

Net income                                                                                   4,869
Issued pursuant to option                                   (1,000)     (12)           2
Issued pursuant to director
  compensation plan                    10,212        51                               69
Issued as contribution to ESOP         45,000       225                              384
Cash dividends-
  $.52 per common share                                                                    (2,576)
                                    ---------   -------       -----      ---      ------   -------
BALANCE, JUNE 30, 1993              4,984,255   $24,921       4,081      $49      $7,867   $28,412

Net income                                                                                   8,229
Treasury stock purchased                                    135,000    2,498
Issued pursuant to option plans                             (1,000)     (12)           9
Issued pursuant to director
   compensation plan                    3,380        17                               43
Issued as contribution to ESOP                             (35,000)    (643)        (47)
Cash dividends-
  $.52 per common share                                                                    (2,593)
                                    ---------   -------     -------   ------      ------   -------
BALANCE, JUNE 30, 1994              4,987,635   $24,938     103,081   $1,892      $7,872   $34,048
                                    =========   =======     =======   ======      ======   =======

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                  Page 28


STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in thousands)

Elco Industries, Inc.

                                                                                 Years Ended June 30,

                                                                            1994         1993         1992
Cash flows from operating acivities:
  Net income (loss)                                                        $8,229       $4,869      $(2,525)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
      Depreciation and amortization of property, plant and equipment        9,881        9,129         8,763
      Amortization of intangibles                                           1,100          787           598
      Loss on retirement and disposal of property, plant and equipment        244           39           251
      Change in assets and liabilities:
        Accounts receivable                                               (3,402)      (3,479)       (1,746)
        Inventories                                                       (3,328)        1,233         (741)
        Prepaid and other current assets                                    (116)          203         (238)
        Accounts payable                                                    (308)        2,740           682
        Accrued liabilities                                                 2,312        1,830           290
        Deferred taxes on income                                              369          316       (2,008)
        Other deferred liabilities                                            934          122           448
      ESOP contribution from common and treasury shares                       596          609           697
      Equity in loss (income) of unconsolidated affiliate                   (189)          258           649
      Provision for loss on installment notes receivable                                               5,091
      Provision for postretirement benefit obligation                                                  2,207
      Other                                                                   768          759            23
                                                                           ------       ------        ------
        Net cash provided by operating activities                          17,090       19,415        12,441
                                                                           ------       ------        ------

Cash flows from investing activities:
  Additions to property, plant and equipment                              (12,388)     (9,569)      (10,550)
  Proceeds from retirement and disposal of
    property, plant and equipment                                              367         414           334
  Decrease in construction/project funds held in trust                                   2,226         2,153
  Increase in other assets                                                   (303)       (637)         (672)
  Investment in unconsolidated affiliate                                                 (250)
  Advances to unconsolidated affilite                                         (91)         (7)          (11)
                                                                          --------     -------       -------
    Net cash required for investing activities                            (12,415)     (7,823)       (8,746)
                                                                          --------     -------       -------
Cash flows from financing activities:
  Proceeds from long-term debt                                               7,000
  Payments on long-term debt                                              (10,705)     (2,980)       (2,209)
  Payments on long-term lease obligations                                     (31)       (585)         (409)
  Purchase of treasury stock                                               (2,498)
  Dividends paid                                                           (2,593)     (2,576)       (2,537)
                                                                           -------     -------       -------
    Net cash required for financing activities                             (8,827)     (6,141)       (5,155)
                                                                           -------     -------       -------

Net increase (decrease) in cash and cash equivalents                       (4,152)       5,451       (1,460)
Cash and cash equivalents at beginning of year                               8,013       2,562         4,022
                                                                            ------      ------        ------
Cash and cash equivalents at end of year                                    $3,861      $8,013        $2,562
                                                                            ======      ======        ======

Cash paid for:
  Interest                                                                  $3,342      $3,941        $5,000
  Income taxes                                                              $5,620      $2,873        $1,793


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                              Page 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share amounts)

Elco Industries, Inc.

1. SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements include the accounts of Elco Industries, Inc., and its wholly-owned subsidiaries. The Company's investment in its affiliate is accounted for under the equity method.
     Inventories are carried at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) and first-in, first-out (FIFO) methods.
     Property, plant and equipment is carried at cost. Depreciation and amortization is designed to amortize costs over the estimated service lives or lease periods using the straight-line method. Maintenance and repairs are charged to expense.
     Deferred taxes on income is recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial amounts at each year-end.
     Intangibles, net consist of excess of cost over net assets of businesses acquired of $6,870 and $7,103 and other intangible assets of $3,231 and $4,098 at June 30, 1994 and 1993, respectively. Intangibles are being amortized on a straight-line basis over useful lives ranging from 5-39 years, subject to impairment write-offs determined by underlying cash flow. Accumulated amortization was $4,690 and $3,591 at June 30, 1994 and 1993, respectively.
     The Company enters into interest rate swap agreements which involve the exchange of fixed and floating rate interest payments periodically over the life of the agreements without the exchange of the underlying principal amounts. The difference to be paid or received is accrued as interest rates change and is reflected currently as an adjustment to interest expense.
     Net income per common share has been computed using the average number of shares outstanding during each year.
     The Company capitalizes interest costs relating to construction of property, equipment and its investment in unconsolidated affiliate during the affiliate's start-up period. Interest capitalized was $132, $90 and $99 for the years ended June 30, 1994, 1993 and 1992, respectively.
     For purposes of the Statements of Cash Flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
     In November 1992, the FASB adopted Statement No. 112, "Employers' Accounting for Postemployment Benefits," which will be effective for the year ended June 30, 1995 and will require accrual accounting for the estimated cost of benefits provided to former or inactive employees after employment but before retirement. Management has begun evaluating those benefits that may require accrual accounting and believes that it is not likely to have a material impact on the Company.

2. PRODUCTS AND MAJOR CUSTOMERS
         The Company is a leading domestic manufacturer and supplier of specialty metal fasteners and custom-engineered metal and plastic components and products. The Company's operations can be classified into two segments:

A. Industrial Products-the manufacture and sale of custom-engineered and specialty components sold primarily to original equipment manufacturers in a variety of markets including the transportation, electrical and electronics, fabricated metal and other industrial markets.
B. Home and Construction Products-the packaging and merchandising of a full line of screws, nails, consumer and hobby wire, picture hanging wire and other standard fasteners and fastening-related products for consumer use. Also, the design, manufacture and marketing of specialty product lines and fastening systems for the commercial construction market.

     Certain financial information by industry segment follows. Since the Company does not maintain complete financial information by segment, the following information includes both items directly traceable to each segment as well as an allocation to segments (based on reasonable estimates) for items not directly traceable to a given segment. Intersegment sales are made primarily at cost plus a markup.


                                                             Years Ended June 30,

                                                           1994          1993          1992

Net Sales
    Sales to unaffiliated customers:
    Industrial Products                                  $169,078      $145,308     $133,259
    Home and Construction Products                         56,823        53,871       56,078
Intersegment sales:
  Industrial Products                                      23,650        20,384       15,103
  Home and Construction Products                            2,725         1,957        1,731
Adjustments and eliminations                             (26,375)      (22,341)     (16,834)
                                                         --------      --------     --------
Consolidated net sales                                   $225,901      $199,179     $189,337
                                                         ========      ========     ========

Income from Operations
  Industrial Products                                     $14,589        $9,444       $5,511
  Home and Construction Products                            4,323         4,751        5,451
  Corporate expenses                                      (2,343)       (1,768)      (1,719)
                                                          -------       -------       ------
Total income from operations                              $16,569       $12,427       $9,243
                                                          =======       =======       ======

Total Assets
  Industrial Products                                     $99,868       $94,500      $91,175
  Home and Construction Products                           40,291        37,576       40,117
                                                          -------       -------      -------
  Total identifiable assets                               140,159       132,076      131,292
  Equity and investment in unconsolidated affiliate         1,908         1,628        1,629
  Corporate assets                                          9,397        13,485        9,990
                                                         --------      --------     --------
Total assets at June 30                                  $151,464      $147,189     $142,911
                                                         ========      ========     ========

Additions to Property, Plant and Equipment
  Industrial Products                                     $10,499        $8,209       $7,397
  Home and Construction Products                            1,889         1,360        3,153
                                                          -------        ------      -------
Total additions                                           $12,388        $9,569      $10,550
                                                          =======        ======      =======
Depreciation and Amortization
  Industrial Products                                      $8,169        $7,665       $7,441
  Home and Construction Products                            1,712         1,464        1,322
                                                           ------        ------       ------
Total                                                      $9,881        $9,129       $8,763
                                                           ======        ======       ======


     Sales to the Company's largest customer are included in the industrial products segment and totaled approximately $39,723, $33,947 and $31,426 in 1994, 1993 and 1992, respectively. Sales to the Company's second largest customer, also included in the industrial products segment totaled approximately $30,733, $26,769 and $28,716 in 1994, 1993 and 1992,
respectively. The Company's accounts receivable from these two customers were approximately $7,336 and $9,077 at June 30, 1994 and 1993, respectively.

3. INVENTORIES
         Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for approximately 46% and 48% of the Company's inventories at June 30, 1994 and 1993, respectively, and by the first-in, first-out (FIFO) method for all other inventories. The inventories are summarized as follows:

                                                     June 30,
                                              1994               1993

Raw materials and supplies                  $13,350           $11,701
Work in process                               8,609             7,798
Finished goods                               12,288            10,808
                                             ------            ------
                                             34,247            30,307
Less LIFO reserve                           (8,595)           (7,983)
                                            -------           -------
Total                                       $25,652           $22,324
                                            =======           =======

     The replacement cost of inventories at June 30, 1994 and 1993 approximates FIFO value.

4. INVESTMENT IN UNCONSOLIDATED AFFILIATE
        In June 1989, Elco and Nagoya Screw Manufacturing Co., Ltd. ("Nagoya") formed a joint venture known as Rocknel Fastener, Inc. ("Rocknel"). Each company has a 50% interest in the venture and provided the initial funding in August 1989. The following represents condensed financial information of Rocknel as of and for the periods ended June 30, 1994, 1993 and 1992.

                                                             June 30,
                                              1994          1993         1992
Current assets                               $4,585        $3,374       $3,184
Noncurrent assets                             6,480         7,083        7,049
                                            -------       -------      -------
Total assets                                $11,065       $10,457      $10,233
                                            =======       =======      =======

Current liabilities                         $10,350       $10,108       $9,850
Noncurrent liabilities                           25            36           56
Stockholders' equity                            690           313          327
                                            -------       -------      -------
Total liabilities and equity                $11,065       $10,457      $10,233
                                            =======       =======      =======

Net sales                                   $12,198        $9,424       $8,517
Costs and expenses                           11,821         9,939        9,815
                                            -------        ------     --------
Net income (loss)                              $377        $(515)     $(1,298)
                                            =======        ======     ========

     Rocknel had $5,000 of unsecured lines of credit, which were fully utilized at June 30, 1994. The lines require no compensating balances or commitment fees. Elco and Nagoya are each contingently liable as guarantors of 50% of amounts used under the line.

5. OTHER ASSETS
         Included in other assets is the remaining balance of notes receivable from Acme Rivet and Machine Corp. ("Acme") of $489 and $1,336 at June 30, 1994 and 1993, respectively. The notes receivable from Acme, which are currently not accruing interest, are expected to be repaid from the proceeds of the sale of its land and buildings which were collateral associated with the notes. During 1994, the notes increased $303 as a result of a final loan guarantee payment advanced to Acme. The notes were written down approximately $1,150 in 1994 as the value of collateral underlying the notes declined, primarily as a result of higher than anticipated environmental remediation costs. Environmental cost estimates are based on information provided by environmental consultants involved in the cleanup efforts and reflect future cleanup costs.
     See Note 15, Non-Operating Expenses, for other transactions related to the Acme divestiture.

6. SHORT-TERM LINES OF CREDIT
         At June 30, 1994, the Company had unused bank lines of credit permitting borrowing up to an aggregate of $18,000 at the banks' corporate base rate or at a fixed rate (at the option of the Company) as defined in the agreements. The lines require no compensating balances or commitment fees. The lines, generally reviewed annually for renewal, are subject to the usual terms and conditions applied by the banks.

7. LONG-TERM DEBT
         Long-term debt at June 30, 1994 and 1993 (exclusive of current maturities) consisted of the following:

                                                             June 30,
                                                      1994              1993
Notes payable to institutional investors:
  10.04% due serially 1996-2001                     $25,200           $27,600
  9.15% due serially 1996-1997                        3,000             5,000
Economic development revenue bonds                   13,500            13,500
Other                                                   160               190
                                                    -------           -------
                                                    $41,860           $46,290
                                                    =======           =======

                   Maturities of long-term debt outstanding at June 30, 1994, in aggregate amounts, are as follows for years ended June 30: 1995, $4,430; 1996, $4,560; 1997, $4,000; 1998, $4,100; and 1999, $6,900.
     At June 30, 1994, the Company had two interest rate swap agreements.
One agreement matures on April 16, 1997 and has a notional amount of $27,600. The notional amount incrementally decreases to $21,600 by October 16, 1996. The agreement,
                            Page 31
which effectively converts the fixed-rate debt into variable-rate debt, is indexed to the six-month LIBOR rate. The counterparty to this aggreement is a major financial institution. The notional amount is used to measure the volume of this agreement and does not represent exposure to credit loss. The market risk is that the LIBOR rate, which is reset every six months, will exceed the fixed rate of 5.93%. Payments due to or from the counterparty are payable at the end of each six-month period.
     The other agreement matures on November 2, 1996 and has a notional amount of $7,000. The agreement, which effectively converts the fixed-rate debt into variable-rate debt, is indexed to the six-month LIBOR rate. The counterparty to this agreement is a major financial institution. The notional amount is used to measure the volume of this agreement and does not represent exposure to credit loss. The market risk is that the LIBOR rate, which is reset every six months, will exceed the fixed rate of 4.28%.
Payments due to or from the counterparty are payable at the end of each six-month period.
     Economic development revenue bonds include four issues by two municipalities. Two issues have interest rates varying with maturity and average 5.2%. Those bonds, initially issued in 1988, were refunded in October 1993. The other two issues have variable interest rates which were 2.7% and 3.2% at June 30, 1994. The bonds are collateralized by either certain property and equipment with a book value of approximately $4,398 at June 30, 1994 or collateralized by a letter of credit.
     Interest expense on long-term debt, net of the interest rate swap benefit, was recorded at a weighted-average rate of approximately 6.8% and 7.4% at June 30, 1994 and 1993, respectively.
     The Company must meet certain debt covenants. Under the most restrictive covenant, $2,657 of retained earnings at June 30, 1994 is not restricted as to payments of dividends. The agreements include a change in control provision which may result in a prepayment penalty and all unpaid principal and interest due immediately.
     During December 1991, the Financial Accounting Standards Board issued SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," which will require additional disclosures regarding long-term debt and other financial instruments. The Company must adopt SFAS No. 107 no later than June 30, 1996. Adoption of this statement will not impact the carrying value of the Company's assets and liabilities.

8. RETIREMENT PLANS AND POSTRETIREMENT HEALTH CARE
         The Company and its subsidiaries have defined benefit and defined contribution pension plans covering substantially all employees. The Company also has an unfunded retirement plan for certain key employees which is being provided for by charges to earnings sufficient to meet the benefit obligation.
     Charges to consolidated income for retirement plans were as follows:

                                                   Years Ended June 30,
                                              1994          1993         1992

Defined benefit plans                         $306          $177         $352
Profit sharing plans                         1,413           737          351
Employee Stock Ownership Plan (ESOP)         1,200         1,300          500
                                            ------        ------       ------
                                            $2,919        $2,214       $1,203
                                            ======        ======       ======

     Actuarially computed information on net defined benefit plan costs includes the following components:

                                                         Years Ended June 30,
                                                       1994      1993     1992

Service cost-benefits earned during the period         $412      $221     $442
Interest cost on projected benefit obligation           892       975    1,061
Actual return on assets                               (272)   (1,442)    (541)
Net amortization and deferral                         (726)       423    (610)
                                                      -----    ------    -----
                                                       $306      $177     $352
                                                      =====     =====    =====
Major assumptions:
  Discount rate                                       7.25%     7.75%    7.75%
  Rate of increase in future compensation             5.00%     6.00%    6.00%
  Expected long-term rate of return                   8.00%     8.50%    8.50%

     The following table sets forth the plans' funded status:


                                                         June 30,             June 30,
                                                           1994                 1993
                                                      Status of Plans     Status of Plans
                                                    ------------------   ------------------
                                                     Plans      Plans     Plans      Plans
                                                      Where      Where     Where      Where
                                                     Assets    Benefits   Assets    Benefits
                                                     Exceed     Exceed    Exceed     Exceed
                                                    Benefits    Assets   Benefits    Assets

Actuarial present value of benefit obligations:
  Vested benefit obligation                           $7,558      $847    $10,122      $915
                                                      ======    ======    =======    ======
  Accumulated benefit obligation                      $7,585    $1,860    $10,168    $1,739
                                                      ======    ======    =======    ======

Plan assets at fair value                            $11,043              $12,550
Projected benefit obligation                           8,861     1,860     11,828     1,739
                                                     -------    ------    -------    ------
Plan assets in excess of (less than) projected
  benefit obligation                                   2,182   (1,860)        722   (1,739)
Unrecognized net loss (gain) due to
  changes in assumptions                                 400      (51)      1,860        53
Unrecognized prior service cost                           51                   55
Unrecognized net assets being recognized over
  approximately 18 years                               (179)       (5)      (196)       (6)
Minimum liability                                                                       (47)
                                                      ------  --------     ------  --------

Pension assets (liabilities)                          $2,454  $(1,916)     $2,441  $(1,739)
                                                      ======  ========     ======  ========

                                    Page 32

     The employer contribution to one profit sharing plan is the sum of 10% of profits (as defined in the plan) and an additional discretionary amount that the directors may designate. For the years ended June 30, 1994, 1993 and 1992, there was no additional discretionary amount. The employer contribution to another profit sharing plan is discretionary as determined by the directors.
     The Company has an Employee Stock Ownership Plan (ESOP) covering substantially all employees. Contributions may be made in cash, newly-issued stock or treasury stock. Cash contributions may be used to purchase shares from the Company or on the open market, depending on the Company's financing needs and the market price of its common shares.
     The fiscal 1994 contributions were made using 50% cash and 50% stock. The fiscal 1993 contributions were made using 53% cash and 47% stock. The fiscal 1992 contributions were made in stock.
     In addition to providing pension and other supplemental benefits, certain health care benefits are provided for eligible retired employees. Employees become eligible for these benefits if they meet minimum age and service requirements, are eligible for retirement benefits and contribute a portion of the cost.
     During 1992, the provisions of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" were adopted. The Statement requires companies to accrue the expected cost of providing postretirement benefits other than pensions over the years that employees render the necessary service rather than the cash basis previously used. The projected benefit obligation of $1,355 (net of tax of $852) relating to prior service cost was a non-cash transaction recognized as a cumulative effect of accounting change as of July 1, 1991. The total cumulative effect of this accounting change was to decrease net earnings by $.28 per share.
     The accounting for the unfunded health care plan incorporates the pattern of cost-sharing of changes to the existing plan. The plan benefits are discretionary and are subject to modification or termination.
     The following table sets forth the plan's obligation.

                                                             June 30,
                                                      1994              1993
Accumulated postretirement benefit obligation:
  Retirees                                           $1,277            $1,290
  Fully eligible active plan participants                31                30
  Other active plan participants                      1,428             1,138
                                                     ------            ------
Accumulated postretirement benefit obligation         2,736             2,458
  Unrecognized net loss from past
    experience different from that assumed            (336)             (258)
                                                     ------            ------
Total accumulated postretirement benefit liability   $2,400            $2,200
                                                     ======            ======

     The Company has included $1,950 in other deferred liabilities and $450 in current liabilities.

                                                          Years Ended June 30,
                                                        1994     1993     1992
Service cost-benefits attributed to service
  during the period                                     $102      $72      $68
Interest cost on accumulated postretirement
  benefit obligation                                     200      176      193
Other                                                      4
                                                        ----     ----     ----
Net periodic postretirement benefit cost                $306     $248     $261
                                                        ====     ====     ====

     The discount rates used in determining the accumulated postretirement benefit obligation were 8.0% and 8.5% for fiscal years 1994 and 1993, respectively. The actuarial calculations for fiscal 1994, 1993 and 1992 assume an increase in the health care cost trend rate of 10%, 11% and 11%, respectively. The assumed rate decreases gradually to 6% in 2051 and remains constant beyond that point. A 1% increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $137 at year end 1994 and the net periodic cost by $10 for the year.

9. LEASES
         A summary of the Company's property under capital leases, which is classified as property, plant and equipment in the accompanying balance sheets, follows:


                                                           June 30,
                                                    1994              1993

Machinery and equipment                             $351              $410
Less accumulated amortization                      (337)             (371)
                                                    ----             -----
                                                     $14               $39
                                                    ====             =====

     At June 30, 1994, minimum future lease payments on all noncancelable leases are as follows:

                                                      Capital        Operating
Years ending June 30:                                 Leases           Leases

1995                                                     $8            $2,375
1996                                                                    2,047
1997                                                                    1,443
1998                                                                      640
1999                                                                      459
Thereafter                                                              2,349
                                                         --            ------
                                                          8            $9,313
                                                                       ======
Imputed interest (rates ranging from 11.5% to 15.3%)    (1)
                                                         --
Present value of net minimum lease payments              $7
                                                         ==

     Rental expense on operating leases for the years ended June 30, 1994, 1993 and 1992 approximated $3,328, $3,267 and $2,923, respectively.

     Certain leases require payments by the Company, as lessee, for insurance, maintenance and property taxes.

10. PERFORMANCE AWARD PLAN
         The Company has a long-term incentive plan under which key employees may be granted a monetary target award. The awards are earned only to the extent that the Company achieves predetermined performance goals during a three-year performance period. Payment for awards earned is payable in cash or shares of common stock, or a combination thereof, at the sole discretion of the Board of Directors.
     A maximum of 14,189 awards were earned in 1994 and were paid in August 1994 by the issuance of 4,062 shares of common stock with the balance paid in cash, such allocation determined by the Board of Directors.
     There were no performance share awards earned in 1993 and 1992.
     At June 30, 1994, a maximum of 235,443 shares remained available for issuance under the 1988 Performance Share Plan.
     The Company recognizes compensation costs attributable to the plan on a basis that spreads estimates of such costs over the performance period. Such costs totaled $382, $150 and $85 in 1994, 1993 and 1992, respectively.

11. STOCK OPTIONS
         Under the 1991 Stock Option Plan, a non-qualified plan, 175,000 shares of the Company's common stock are reserved for issuance upon the exercise of options granted. Options are not exercisable until five years after date of grant.
     A summary of the option transactions follows:

                                                    Number of Shares
                                                   Years Ended June 30,
                                             1994          1993          1992

Outstanding, July 1                        105,400        76,700       72,550
Granted                                      -0-          31,100        7,900
Exercised                                    -0-           -0-           -0-
Cancelled                                  (4,700)       (2,400)      (3,750)
                                           -------       -------      -------
Outstanding, June 30                       100,700       105,400       76,700
                                           =======       =======      =======

Exercisable, June 30                         5,500         -0-           -0-
                                           =======       =======       ======

        The outstanding options at June 30, 1994 and 1993 had an average exercise price of $10.91 per share, or $1,099 and $1,150 in total, respectively.
     In October 1992, the Company adopted the 1992 Stock Option Plan for Non-Employee Directors. Under the plan, 50,000 shares of the Company's common stock are reserved for issuance to non-employee directors upon the exercise of options granted. Options are not exercisable until six months after the grant date.
     A summary of the directors' option transactions follows:

                                                          Number of Shares
                                                     ------------------------
                                                         Years Ended June 30,
                                                      1994               1993

Outstanding, July 1                                   7,000              -0-
Granted                                               8,000             8,000
Exercised                                           (1,000)           (1,000)
Cancelled                                             -0-               -0-
                                                     ------           -------
Outstanding, June 30                                 14,000             7,000
                                                     ======           =======

Exercisable                                          14,000             7,000
                                                     ======           =======

     The outstanding options at June 30, 1994 and 1993 had an average exercise price of $15.32 and $11.75 per share, respectively, or $214 and $82 in total, respectively.

12. DIRECTOR COMPENSATION PLAN
         The Company has a plan that requires the payment of the annual retainer for non-employee directors under 60 years of age in common stock of the Company rather than in cash. This plan also allows non-employee directors over 60 years of age the option of receiving the annual retainer in common stock rather than cash. The directors' rights to the shares vest over five-year periods at the rate of 20% per year. However, each director is entitled to receive dividends and exercise voting rights with respect to all shares prior to vesting. Any unvested shares are forfeited if the director ceases to be a director for any reason other than death or disability.

13. STOCKHOLDER RIGHTS PLAN
         During 1988, the Company adopted and amended a Stockholder Rights Plan and issued common stock purchase rights at the rate of one right for each outstanding share of common stock.
     Each right will entitle stockholders, other than those held by person or group that has acquired more than 20% of the Company's voting stock without board approval, to buy one newly-issued share of common stock of the Company at an exercise price of $40 or, in the alternative, allows the board (by vote of disinterested directors) to exchange rights for shares of common stock. The rights may be exercised or exchanged only if a person or group, without Elco board approval, acquires beneficial ownership of more than 20% of the Company's voting stock. The Company will generally be entitled to redeem the rights at $.025 per right at any time until 15 days following a public announcement that a greater than 20% position has been acquired.
     If the Company is involved in a merger or other business combination transaction, without board approval, with any other person or group in which the Company's common stock is changed or converted, or sells 50% or more of the Company's
                             Page 34
assets or earning power to any other person or group, each right entitles its holder to purchase, at the right's exercise price, shares of common stock of such other person having a value of twice the right's then current exercise price.
     In addition, if without Elco board approval, any person or group becomes the beneficial owner of more than 20% of the Company's voting stock, then each right not owned by such other person or related parties entitles its holder to purchase, at the right's then current exercise price, shares of common stock of Elco with a market value of twice the right's then current exercise price.
     In August 1989, the Company's Board of Directors approved an agreement with Okabe Company Limited permitting Okabe to increase its ownership to not more than 21% of the Company's outstanding shares provided that, for a period of 10 years, Okabe will limit its ownership to no more than 21%. Because the Company's board approved this increase, Okabe's cumulative purchases of amounts of not more than 21% will not trigger the Company's Stockholder Rights Plan.
     On June 15, 1994, the Company purchased 135,000 shares of its common stock for $2,498 from Okabe Company Limited. The purchase was pursuant to the terms of a share purchase agreement dated as of June 7, 1994, which, in addition to such purchase, provided that if requested by Okabe, the Company would file a registration statement for an underwritten public offering of Okabe's remaining shares no later than September 1, 1994 (or as soon thereafter as practicable), Okabe will not solicit offers to buy its remaining shares of the Company in private transactions until the earlier of November 15, 1994 or five business days following the effective date of such registration statement, and Okabe is permitted to sell up to 25,000 of its remaining shares of the Company per month on NASDAQ without first offering such shares to the Company as required by a letter agreement dated
June 27, 1989 between the Company and Okabe. Okabe did not request of the Company by September 1, 1994 that a registration statement be filed.
     No other stockholder beneficially owns, to the knowledge of the Company, more than 5% of the Company's Common Stock.

14. TAXES ON INCOME
         Taxes on income differed from calculations at the U.S. Federal statutory rate as follows:

                                                      Years Ended June 30,
                                                   1994       1993      1992

Federal income tax at statutory rate              $4,630     $3,005     $(93)
Add (deduct):
  State income taxes, net of
    Federal tax benefit                              796        547       171
  Amortization of excess of cost over net
    assets of businesses acquired                     95        105       109
Other items, net                                    (48)         55        61
                                                  ------     ------      ----
Total provision                                   $5,473     $3,712      $248
                                                  ======     ======      ====

     Included in the cumulative effect of changes in accounting is $852 of deferred income taxes for 1992. The income tax for the 1992 accounting change has been provided at a rate higher than the Federal statutory rate to provide for State income taxes.
     Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). The primary effect of adoption on the Company is that the balance sheet classification of deferred taxes now corresponds to the related assets or liability. Under the previous method, the balance sheet classification of deferred taxes was based on when the temporary differences between financial reporting and tax reporting were expected to reverse. The effect of the change on net income was immaterial to the Company. Accordingly, no cumulative adjustment for the adoption of SFAS 109 was required.
     The components of the Company's net deferred tax liability as of June 30, 1994 were as follows:

Taxable temporary differences:
  Depreciation                                          $(9,185)
  Other                                                  (1,117)
                                                        --------
    Total taxable temporary differences                 (10,302)
Deductible temporary differences                           5,335
Valuation allowance                                      (1,095)
                                                        --------
    Net deferred tax liability                          $(6,062)
                                                        ========

         For 1993 and 1992, the provision (credit) for taxes payable in future years, arising from the temporary differences between the financial statement and tax bases of assets and liabilities, at the tax rates in effect when these differences are expected to reverse, are as follows:

                                                        Years Ended June 30,
                                                       1993             1992

Depreciation                                         $(219)            $(225)
Retirement and performance award plans                (147)              (75)
Tax credit usage (carry forwards)                       693             (765)
Vacation pay                                           (52)             (219)
Inventory reserves                                     (69)               194
Workers compensation/product liability insurance       (84)              (67)
Accounts receivable reserves                           (48)              (33)
Other items, net                                        100                45
                                                     ------          --------
Total                                                  $174          $(1,145)
                                                     ======          ========

15. NONOPERATING EXPENSES
         The Company divested Acme Rivet and Machine Corp. ("Acme") in
June 1986 and as partial payment received promissory notes. During 1992, the Company incurred non-operating expenses of $5,091 to reflect the reduced value of notes and related collateral for the promissory notes received.

16. CONTINGENCIES
         The Company is currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. At June 30, 1994, the Company had accruals of approximately $1,100 (approximately $900 at June 30, 1993) with respect to such matters based on the Company's current estimate of the most likely amount of losses that it believes will be incurred. These amounts, which are expected to be paid over the next several years, have been included in current and other deferred liabilities. The most significant portion of this accrual relates to the following two paragraphs.

         The Company, together with other parties, has been designated a "potentially responsible party" (PRP) by the United States Environmental Protection Agency (USEPA) with respect to the cost of investigation and cleanup of a third-party site in Illinois. Certain removal and other interim remediations have been completed and paid for by the PRPs. The Company's current accrual for this matter is based on the percentage of costs incurred to date that have been allocated to the Company and its estimate of the most likely future investigation and cleanup costs. At June 30, 1994, the Company has separately recorded a receivable related to this matter of approximately $300 for the amount it believes is probable of recovery under insurance contracts.

     The Company is also a third-party defendant in a federal enforcement action brought by the USEPA against several other primary defendants. The Company's accrual for this matter is based on a settlement offer proposed in July 1994.

     It is the opinion of management, after consultation with counsel, that additional liabilities, if any, resulting from litigation matters are not expected to have a material adverse effect on the financial condition of the Company, although such matters could have a material effect on quarterly or annual operating results when (or if) resolved in a future period.
     In January 1994, the USEPA notified the Company that it is one of over 300 PRPs with respect to the old Southington Landfill Superfund Site in Southington, Connecticut. Elco was identified as a successor to a company that allegedly used the site. The USEPA has not yet selected a plan of remediation for the site. The Company has insufficient information to determine its potential exposure in connection with the site, when (or if) it will incur such costs and the ultimate impact of the costs upon the Company's financial condition and results of operations.

                  RESPONSIBILITY FOR FINANCIAL STATEMENTS

   The management of Elco Industries, Inc. is responsible for the preparation and integrity of the Company's financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles and include the use of management's reasonable and prudent judgments and estimates where necessary. All other financial data in this report have been presented on a basis consistent with the information included in the financial statements.

   Elco maintains a system of internal accounting controls, policies and procedures designed to provide reasonable assurance that its financial records are materially accurate, that the assets of the Company are protected and that the financial statements present fairly the financial position and results of operations of the Company. The Company also maintains an internal auditing function that evaluates the adequacy and effectiveness of such internal accounting controls, policies and procedures.

   Four directors of the Company, not members of management, serve as the Audit Committee of the Board of Directors and meet periodically with the independent and internal auditors and with management to review accounting, auditing and financial reporting matters. The Audit Committee, the independent auditors and the internal auditors have unrestricted access to one another.

         The Company's independent auditors, Coopers & Lybrand, L.L.P., audited the financial statements prepared by the management of Elco Industries, Inc. Their opinion on these statements is presented on the following page.


           John C. Lutz                       August F. DeLuca
           John C. Lutz                       August F. DeLuca
           President                          Vice President-Finance
           Chief Executive Officer            Chief Financial Officer

                      REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Elco Industries, Inc.

   We have audited the accompanying consolidated balance sheets of Elco Industries, Inc. and Subsidiaries as of June 30, 1994 and 1993, and the related statements of consolidated income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elco Industries, Inc. and Subsidiaries as of June 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.

   As discussed in Note 8 to the financial statements, the Company changed its method of accounting for postretirement benefits in 1992.



                          Coopers & Lybrand L.L.P.
                          Coopers & Lybrand L.L.P.
                          Rockford, Illinois
                          August 5, 1994

QUARTERLY FINANCIAL DATA
(Dollars and shares in thousands except per share amounts)

Elco Industries, Inc.

Selected unaudited quarterly financial information for the years ended June 30, 1994 and 1993 follows:

                                                1st           2nd          3rd           4th
                                              QUARTER       QUARTER      QUARTER       QUARTER         TOTAL

1994:
  Net sales                                   $52,877       $53,439      $57,692       $61,893       $225,901
  Gross profit                                 10,813         9,772       10,992        11,066         42,643
  Income from operations                        4,092         3,588        4,417         4,472         16,569
  Income before equity in income (loss) of
     unconsolidated affiliate                   1,944         1,636        2,145         2,315          8,040
  Equity in income (loss) of
     unconsolidated affiliate                    (19)             2           94           112            189
  Net income                                    1,925         1,638        2,239         2,427          8,229
  Net income per common share                     .39           .33          .45           .49           1.65
  Dividends per common share                      .13           .13          .13           .13            .52
  Average shares outstanding                    4,980         4,983        4,984         4,963          4,977

1993:
  Net sales                                   $46,625       $46,928      $50,735       $54,891       $199,179
  Gross profit                                  8,468         8,170        9,631        10,142         36,411
  Income from operations                        2,660         2,292        3,521         3,954         12,427
  Income before equity in loss of
     unconsolidated affiliate                     950           811        1,542         1,824          5,127
  Equity in loss of
    unconsolidated affiliate                      -0-         (104)         (67)          (87)          (258)
  Net income                                      950           707        1,475         1,737          4,869
  Net income per common share                     .19           .14          .30           .35            .98
  Dividends per common share                      .13           .13          .13           .13            .52
  Average shares outstanding                    4,947         4,956        4,959         4,964          4,956

                                   Page 39


ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA
(Dollars and shares in thousands except per share amounts)

Elco Industries, Inc.
                                             Compound Growth Rate
Years Ended June 30                            5-Year   10-Year       1994         1993       1992        1991        1990

Operating Results:
Net sales                                        7.8%     8.5%      $225,901    $199,179    $189,337    $156,391    $150,706
Income from operations                           3.4%     4.5%        16,569      12,427       9,243       6,372      11,144
Net income (loss)                                1.0%     5.1%         8,229       4,869     (2,525)         195       4,819
Depreciation and amortization                   11.7%    11.5%         9,881       9,129       8,763       7,997       6,586
Additions to property, plant and equipment     (1.4%)     5.9%        12,388       9,569      10,550      10,776      15,966
Average number of employees                      4.6%     4.7%         1,971       1,833       1,755       1,608       1,585

Per Share of Common Stock:
Net income (loss)                                --       2.0%         $1.65        $.98     $ (.52)       $ .04       $1.01
Dividends                                        1.6%     4.3%           .52         .52         .52         .52         .52
Stockholders' equity                              .8%     4.1%         13.30       12.28       11.80       12.84       13.32
Average shares outstanding                        .9%     3.1%         4,977       4,956       4,876       4,850       4,789
Dividends paid                                   2.5%     7.6%        $2,593      $2,576      $2,537      $2,523      $2,488

Balance Sheet:
Current assets                                   5.4%     7.5%       $64,814     $61,231     $53,938     $52,517     $41,450
Current liabilities                             10.4%     11.4%       31,434      28,729      23,669      21,723      23,147
Working capital                                  1.7%      4.8%       33,380      32,502      30,269      30,794      18,303
Property, plant and equipment-net                5.2%      9.8%       69,317      67,421      67,434      66,232      63,025
Total assets                                     5.4%      9.2%      151,464     147,189     142,911     147,866     127,746
Long-term debt                                  10.5%     16.2%       41,860      46,290      49,995      52,975      28,184
Long-term lease obligations                                                            7         357         732       1,032
Stockholders' equity                             1.5%      7.1%       64,966      61,151      58,115      62,287      64,538

Selected Ratios:
Operating margin                                                        7.3%        6.2%        4.9%        4.1%        7.4%
Return on sales                                                         3.6%        2.4%      (1.3%)         .1%        3.2%
Current ratio                                                       2.1 to 1    2.1 to 1    2.3 to 1    2.4 to 1    1.8 to 1
Return on beginning equity                                             13.5%        8.4%      (4.1%)         .3%        8.0%
Return on beginning assets                                              5.6%        3.4%      (1.7%)         .1%        4.1%

Notes to Eleven-Year Summary
         Results for the year ended June 30, 1992 include the effects of adopting Financial Accounting Standards Board Statement No. 106, "Employer's
Accounting for Postretirement Benefits Other Than Pensions."

     Results for the year ended June 30, 1990 include the effects of adopting
Financial Accounting Standards Board Statement No. 96, "Accounting for Income
Taxes."

     Results of operations, assets and liabilities of Thermoplastics, Inc., Anchor Wire Corporation and Bear-Kat Products are included since April 1985,
April 1986 and May 1991, respectively.

     Results of operations, assets and liabilities of Acme Rivet and Machine
Corp. are included through divestiture in June 1986.

                                    Page 40


ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA (CONTINUED)
(Dollars and shares in thousands except per share amounts)

Elco Industries, Inc.

Years Ended June 30                                1989         1988         1987         1986         1985         1984

Operating Results:
  Net sales                                      $155,390     $140,526     $127,989     $125,668     $108,802     $100,109
  Income from operations                           14,016       13,795       11,607       10,861       11,151       10,646
  Net income (loss)                                 7,843        7,736        4,010        5,070        5,410        4,982
  Depreciation and amortization                     5,683        5,152        4,760        4,615        3,741        3,333
  Additions to property, plant and equipment       13,302        9,433        8,747       11,048        8,979        6,955
  Average number of employees                       1,574        1,514        1,558        1,545        1,325        1,243

Per Share of Common Stock:
  Net income (loss)                                 $1.65        $1.63         $.85        $1.08        $1.41        $1.36
  Dividends                                           .48          .44          .42          .40          .36          .34
  Stockholders' equity                              12.79        11.64        10.66        10.22         9.54         8.92
  Average shares outstanding                        4,762        4,753        4,697        4,673        3,845        3,660
  Dividends paid                                   $2,289       $2,090       $1,974       $1,870       $1,408       $1,245

Balance Sheet:
  Current assets                                  $49,768      $45,668      $40,202      $36,267      $39,554      $31,558
  Current liabilities                              19,140       16,998       15,032       12,797       12,290       10,649
  Working capital                                  30,628       28,670       25,170       23,470       27,264       20,909
  Property, plant and equipment-net                53,765       46,437       42,289       38,607       34,964       27,150
  Total assets                                    116,245      103,348       94,607       89,472       80,880       63,020
  Long-term debt                                   25,390       20,095       20,297       19,998       13,400        9,300
  Long-term lease obligations                       1,341        1,642        1,945        2,264        5,580        5,891
  Stockholders' equity                             60,260       55,735       50,136       47,785       44,488       32,668

Selected Ratios:
  Operating margin                                   9.0%         9.8%         9.1%         8.6%        10.2%        10.6%
  Return on Sales                                    5.0%         5.5%         3.1%         4.0%         5.0%         5.0%
  Current ratio                                  2.6 to 1     2.7 to 1     2.7 to 1     2.8 to 1     3.2 to 1     3.0 to 1
  Return on beginning equity                        14.1%        15.4%         8.4%        11.4%        16.6%        17.2%
  Return on beginning assets                         7.6%         8.2%         4.5%         6.3%         8.6%         9.1%

                                 Page 41

                STOCK PRICES AND OTHER MARKET INFORMATION

         The common stock of Elco Industries, Inc. is traded in the Over-The-Counter market. It is included in the NASDAQ National Market System under the symbol ELCN. The table below sets forth the high and low bid prices as reported by NASDAQ and sets forth cash dividends paid per share of common stock.
         As of September 6, 1994, Elco Industries, Inc. had approximately 785 record holders of common stock. Included in this number are shares held in nominee or street name.
         Payment of dividends is subject to certain restrictions described in
Note 7 of Notes to Consolidated Financial Statements. At June 30, 1994, approximately $2,657 million of retained earnings are not subject to restrictions.

                      Fiscal 1994                   Fiscal 1993
               ---------------------------   --------------------------
Quarter Ended   High       Low    Dividend    High      Low    Dividend
- - -------------  ------    ------   --------   ------    ------  --------

September 30       16        14     $.13     12-1/2        1      $.13
December 31    20-3/4    15-1/8      .13     12-1/2     9-1/2      .13
March 31       21-1/4        17      .13         13        10      .13
June 30            20        17      .13         15    13-3/4      .13
                                    ----                          ----
Total Dividend                      $.52                          $.52
                                    ====                          ====

Such over-the-counter market quotations reflect interdealer prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions.


                              Page 42