Form 10-K, Exhibit 13
period 1995-06-30
ELCO INDUSTRIES INC
filed 1995-09-19
CIK 32013

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Dollars in thousands, except per share amounts)

-------------------------------------------------------------------------------
ELCO INDUSTRIES, INC.

RESULTS OF OPERATIONS

FISCAL 1995 COMPARED TO FISCAL 1994
     For the year ended June 30, 1995, net sales were a record $249,254, an increase of 10.3% over last year's sales of $225,901. Net income was $10,262, or $2.08 per share, compared to $8,229, or $1.65 per share, the prior year.
      Sales in the Industrial Products Group were $190,944, a 12.9% increase over last year's sales. This represented approximately 94% of the total sales increase. Sales to automotive customers were up 10% on a 6% increase in automotive and light truck production. This resulted in sales per car and light truck produced increasing to $8.79 per vehicle versus $8.42 the prior year. Sales to the transplant market, which includes both automotive and nonautomotive customers, increased 58%. Sales to nonautomotive industrial markets were up 18%, with especially strong growth in computers and business equipment, power and hand tools, and compressors and refrigeration. Growth in the nonautomotive markets resulted from generally favorable economic conditions and targeted marketing efforts. Sales in the Home and Construction Products Group increased slightly. Sales growth in this group was lower than expected because of weak market conditions caused by a reduction in housing starts.
     Gross profit margin increased to 19.3% from 18.9% last year. Material costs and wages and benefits, as a percentage of sales, decreased modestly compared to the prior year. Repairs and maintenance costs were up slightly because of the high level of manufacturing activity.
     Selling and administrative expenses increased at the same rate as sales, remaining at 11.6% of sales as in the prior year.
     Income from operations was $19,106, or 7.7% of sales, compared to $16,569 and 7.3% of sales last year. Operating income in the Industrial Products Group increased 36% on a 13% sales increase. Several factors, such as high levels of capacity utilization, new products and equipment, and cost savings ideas, contributed to improving margins. Operating income in the Home and Construction Products Group decreased $2,147 to $2,176. This segment incurred unusually high costs associated with gaining business at two major home centers. Also, the weak market conditions caused by the low level of housing starts resulted in low sales growth which made it difficult to absorb cost increases.

                                     [Chart]



                                     [Chart]


                                                                         Fifteen

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Dollars in thousands, except per share amounts)
-------------------------------------------------------------------------------

     For the year, net interest expense increased. A major portion of the Company's debt is subject to interest rate fluctuations and during the year interest rates increased, more than offsetting the favorable benefit of lower debt levels.
     The decline in the effective income tax rate was caused primarily by a reduction in previously established accruals, including the projected impact of utilizing research and experimentation tax credits, and, to a lesser extent, lower effective rates of state taxes.
     Performance of Rocknel Fastener, Inc., a joint venture company, improved because of higher sales and improved manufacturing efficiencies. Elco's share of Rocknel's profits was $324 versus $189 last year.


FISCAL 1994 COMPARED TO FISCAL 1993
     For the year ended June 30, 1994, net sales were a record $225,901, an increase of 13.4% over the prior year's sales of $199,179. Net income increased 69.0% to $8,229, or $1.65 per share, from $4,869, or $.98 per share.
     Sales in the Industrial Products Group were $169,078, a 16.4% increase which represented approximately 90% of the total sales increase. Sales to the automotive market increased 19% on a 11% increase in automotive production. This resulted in sales per car and light truck produced increasing to $8.42 per vehicle versus $7.78 the prior year. Sales to the nonautomotive industrial markets increased 12%, with especially strong growth to manufacturers of controls and instruments, hand tools and compressors. Sales in the Home and Construction Group increased 5.5%. Sales growth in this segment was adversely impacted by the loss of two significant customers. However, new business gained at two home center customers more than offset this loss.
     Gross profit margin increased to 18.9% from 18.3% in the prior year as a result of higher capacity utilization and cost containment efforts. Raw material cost and wages measured as a percentage of sales remained constant. Benefit costs increased at a higher rate than sales because of increases in medical costs and employee incentive programs.
     Selling and administrative expenses increased at a lower rate than sales. The majority of the increase was caused by higher benefits costs, higher professional expenses primarily resulting from expenses associated with an industrial bond refinancing, additional employees and higher wage rates. Measured as a percentage of sales, selling and administrative expenses were 11.5%, the lowest level in over 10 years.

                                     [Chart]

                                     [Chart]


Sixteen

-------------------------------------------------------------------------------

     Income from operations was $16,569, or 7.3% of sales, versus $12,427, or 6.2% of sales, in the prior year. This improvement was primarily due to strong performance from the Industrial Products Group where greater capacity utilization and a shift in sales to higher margin products contributed to a 54% increase in operating income. The Home and Construction Products Group experienced a decrease in operating income due to an expense of approximately $500 related to the loss of one of the customers mentioned previously and to initial stocking and product introduction costs associated with new business gained at two home center customers.
     Interest expense was lower because of lower debt levels and the refinancing of two industrial revenue bonds at lower interest rates.
      Elco's share of profits from Rocknel Fastener, Inc., a joint venture company, was $189 versus a loss of $258 in the prior year. This reduction in losses was a result of continued cost containment efforts, productivity improvements and introduction of new products.


OUTLOOK

     Management believes sales and earnings will increase next year. This assumes that auto production will remain flat or increase modestly and that the general economy continues to expand and does not enter a recession. Management also assumes only small changes in interest rates. Operating income should grow slightly faster than sales.
     In the Industrial Products Group, sales should increase because of shipments of new products. Sales of these new programs will be offset somewhat because of discontinued products and possibly lower vehicle production levels. Sales to nonautomotive industrial markets will increase modestly as demand from these markets adjusts to lower economic growth. Operating income is expected to increase as a result of higher sales. This segment will continue to be adversely impacted by pricing pressures, especially in the automotive industry.
     Sales in the Home and Construction Products Group are expected to increase modestly. This assumes that the economy, and especially home sales, expands modestly. Operating margins should improve because the major portion of the initial stocking and product introduction costs associated with the new home center business will have been absorbed.
     The Company is currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. For a further discussion of these issues, refer to Notes to Consolidated Financial Statements, Footnote 14, "Contingencies," on page 27.

BALANCE SHEET DISCUSSION

     Total assets increased approximately 4% to $156,968 on a 10.3% increase in sales.
     At June 30, 1995, working capital was $33,952, about the same as the prior year and within a range the Company believes is desirable. Total property, plant and equipment at cost increased $13,674, reflecting capital expenditures of $16,085 less retirements and disposals of $2,411. The capital expenditures program was the highest ever and was financed through internally generated cash flow. Approximately 91% of capital expenditures were for the Industrial Products Group.
     Total interest bearing debt decreased $4,437 from $46,297 to $41,860 as a result of scheduled payments. Scheduled payments are $4,560 for fiscal year 1996. The weighted average interest rate on the indebtedness was 8.4% at June 30, 1995 versus 6.8% at June 30, 1994. Rising interest rates in fiscal year 1995 decreased the benefit from interest rates swaps resulting in higher interest expense. If interest rates remain approximately constant during the year, interest expense should decrease because of lower debt.

LIQUIDITY AND CAPITAL RESOURCES

FISCAL 1995
     For the year, operating activities generated $21,978 of cash flow, a $4,888 increase over the prior year. Net income and depreciation produced $21,123 of cash flow. The major operating activities requiring cash flow were a $2,358 increase in inventories and a $1,022 decrease in accounts payable.
     Investing activities consisted primarily of capital expenditures of $16,085. Purchases of machinery and equipment represented 87% of the total expenditures. The purchase of a building and two plant expansions required $2,021. For fiscal year 1996, capital expenditures are forecasted to be approximately $16 million.


                                                                       Seventeen

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Dollars in thousands, except per share amounts)
-------------------------------------------------------------------------------

                                     [Chart]


     Financing activities consisted primarily of scheduled debt payments of $4,430 and dividend payments of $2,960.
     For fiscal year 1996, the Company expects to be able to finance its operations, excluding any possible acquisitions, with internally generated funds. If operations do require additional debt capital, the Company has approximately $20 million of lines of credit available.

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

NEW ACCOUNTING PRONOUNCEMENTS

     On July 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The effects of this change were immaterial, and, accordingly, no cumulative effect adjustment for the adoption was required.
     During December 1991, the FASB issued SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," which will require additional disclosures regarding long-term debt and other financial instruments. The Company must adopt SFAS No. 107 no later than June 30, 1996. Adoption of this statement will not impact the carrying value of the Company's assets and liabilities.



Eighteen

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

-----------------------------------------------------------------------------------------------------------------------------
ELCO INDUSTRIES, INC.                                                                                          June 30,
                                                                                                         1995           1994
-----------------------------------------------------------------------------------------------------------------------------
    ASSETS
    CURRENT ASSETS                 Cash and cash equivalents . . . . . . . . . . . . . . . . .        $  3,110       $  3,861
                                   Accounts receivable--less allowances (1995, $307;
                                        1994, $473). . . . . . . . . . . . . . . . . . . . . .          32,517         32,684
                                   Inventories . . . . . . . . . . . . . . . . . . . . . . . .          28,010         25,652
                                   Deferred taxes on income. . . . . . . . . . . . . . . . . .           2,219          2,055
                                   Prepaid and other current assets. . . . . . . . . . . . . .             460            562
                                                                                                      --------       --------
                                        Total current assets . . . . . . . . . . . . . . . . .          66,316         64,814
                                                                                                      --------       --------

    PROPERTY, PLANT                Land  . . . . . . . . . . . . . . . . . . . . . . . . . . .             712            449
       AND EQUIPMENT               Land and leasehold improvements . . . . . . . . . . . . . .           3,246          3,260
                                   Buildings and building equipment. . . . . . . . . . . . . .          27,693         25,052
                                   Machinery and equipment . . . . . . . . . . . . . . . . . .         124,458        114,458
                                   Furniture and office equipment. . . . . . . . . . . . . . .           9,278          8,489
                                   Construction in progress. . . . . . . . . . . . . . . . . .           1,505          1,510
                                                                                                      --------       --------
                                        Total. . . . . . . . . . . . . . . . . . . . . . . . .         166,892        153,218

                                   Less accumulated depreciation and amortization. . . . . . .          93,062         83,901
                                                                                                      --------       --------
                                        Property, plant and equipment--net. . . . . . . . . . .         73,830         69,317
                                                                                                      --------       --------
    INTANGIBLES, NET . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           9,522         10,101
                                                                                                      --------       --------
    INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED AFFILIATE   . . . . . . . . . . . . . . . . .           2,233          1,908
                                                                                                      --------       --------
    OTHER ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           5,067          5,324
                                                                                                      --------       --------
    TOTAL. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $156,968       $151,464
                                                                                                      --------       --------
                                                                                                      --------       --------
-----------------------------------------------------------------------------------------------------------------------------
    LIABILITIES AND STOCKHOLDERS' EQUITY
    Current Liabilities            Accounts payable--trade creditors. . . . . . . . . . . . . .       $ 11,823       $ 12,845
                                   Current maturities of long-term obligations . . . . . . . .           4,560          4,437
                                   Accrued liabilities:
                                        Salaries, wages and commissions. . . . . . . . . . . .           5,550          5,001
                                        Compensated absences . . . . . . . . . . . . . . . . .           2,486          2,234
                                        Federal and state taxes on income. . . . . . . . . . .             408            736
                                        Other taxes. . . . . . . . . . . . . . . . . . . . . .           1,931          1,189
                                        Retirement plans . . . . . . . . . . . . . . . . . . .           1,050            961
                                        Interest . . . . . . . . . . . . . . . . . . . . . . .             789            764
                                        Other. . . . . . . . . . . . . . . . . . . . . . . . .           3,767          3,267
                                                                                                       --------       --------
                                             Total current liabilities . . . . . . . . . . . .          32,364         31,434
                                                                                                      --------       --------
    LONG-TERM DEBT   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          37,300         41,860
                                                                                                      --------       --------
    CONTINGENCIES    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
    DEFERRED TAXES ON INCOME   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           8,105          8,117
                                                                                                      --------       --------
    OTHER DEFERRED LIABILITIES   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           5,464          5,087
                                                                                                      --------       --------
    STOCKHOLDERS' EQUITY           Capital Stock:
                                        Preferred--Authorized, 250,000 shares at $1 par value;
                                             issued and outstanding--none
                                        Common--Authorized, $5 par value, 20,000,000 shares;
                                             issued, 4,987,635 shares. . . . . . . . . . . . .          24,938         24,938
                                   Additional paid-in capital. . . . . . . . . . . . . . . . .           7,681          7,872
                                   Retained earnings . . . . . . . . . . . . . . . . . . . . .          41,350         34,048
                                                                                                      --------       --------
                                           Total . . . . . . . . . . . . . . . . . . . . . . .          73,969         66,858
                                   Less common stock in treasury at cost--
                                      1995, 12,721 shares; 1994, 103,081 shares. . . . . . . .             234          1,892
                                                                                                      --------       --------
                                        Total stockholders' equity . . . . . . . . . . . . . .          73,735         64,966
                                                                                                      --------       --------
    TOTAL. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $156,968       $151,464
                                                                                                      --------       --------
                                                                                                      --------       --------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                                                        Nineteen

STATEMENTS OF CONSOLIDATED INCOME
(Dollars in thousands, except per share amounts)


----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
ELCO INDUSTRIES, INC.                                                                                 Years Ended June 30,
                                                                                               1995          1994           1993
----------------------------------------------------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $249,254       $225,901       $199,179
Cost of products sold. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         201,270        183,258        162,768
                                                                                            --------       --------       --------
Gross profit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          47,984         42,643         36,411
Selling and administrative expenses. . . . . . . . . . . . . . . . . . . . . . . . .          28,878         26,074         23,984
                                                                                            --------       --------       --------
Income from operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          19,106         16,569         12,427
Interest expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           3,543          3,162          3,701
Interest income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             211            106            113
                                                                                            --------       --------       --------
Income before provision for taxes and equity in income (loss) of
   unconsolidated affiliate. . . . . . . . . . . . . . . . . . . . . . . . . . . . .          15,774         13,513          8,839
                                                                                            --------       --------       --------
Provision for taxes on income:
   Current:
     Federal . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           4,798          3,880          2,709
     State . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,271          1,224            829
   Deferred. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (233)           369            174
                                                                                            --------       --------       --------
     Total provision for taxes on income . . . . . . . . . . . . . . . . . . . . . .           5,836          5,473          3,712
                                                                                            --------       --------       --------
Income before equity in income (loss) of unconsolidated affiliate. . . . . . . . . .           9,938          8,040          5,127
Equity in income (loss) of unconsolidated affiliate. . . . . . . . . . . . . . . . .             324            189           (258)
                                                                                            --------       --------       --------
Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 10,262       $ 18,229       $  4,869
                                                                                            --------       --------       --------
                                                                                            --------       --------       --------
Net income per common share. . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $   2.08       $   1.65       $    .98
                                                                                            --------       --------       --------
                                                                                            --------       --------       --------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY
(Dollars in thousands, except per share amounts)



----------------------------------------------------------------------------------------------------------------------------------
ELCO INDUSTRIES, INC.                                               COMMON STOCK
                                              -------------------------------------------------------
                                                       ISSUED                          IN TREASURY
                                              -------------------------       -----------------------      ADDITIONAL
                                                NUMBER                          NUMBER                       PAID-IN      RETAINED
                                              OF SHARES       PAR VALUE       OF SHARES       AT COST        CAPITAL      EARNINGS
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1992 . . . . . . . . .      4,929,043        $24,645          5,081         $   61         $7,412        $26,119

Net income . . . . . . . . . . . . . . .                                                                                     4,869
Issued pursuant to option plans. . . . .                                       (1,000)           (12)             2
Issued pursuant to director
  compensation plan. . . . . . . . . . .         10,212             51                                           69
Issued as contribution to ESOP . . . . .         45,000            225                                          384
Cash dividends-
  $.52 per common share. . . . . . . . .                                                                                    (2,576)
                                              ---------        -------       --------         ------         ------        --------
BALANCE, JUNE 30, 1993 . . . . . . . . .      4,984,255        $24,921          4,081         $   49         $7,867        $28,412

Net income . . . . . . . . . . . . . . .                                                                                     8,229
Treasury stock purchased . . . . . . . .                                      135,000          2,498
Issued pursuant to option plans. . . . .                                       (1,000)           (12)             9
Issued pursuant to director
  compensation plan. . . . . . . . . . .          3,380             17                                           43
Issued as contribution to ESOP . . . . .                                      (35,000)          (643)           (47)
Cash dividends-
  $.52 per common share. . . . . . . . .                                                                                    (2,593)
                                              ---------        -------       --------         ------         ------        --------
BALANCE, JUNE 30, 1994 . . . . . . . . .      4,987,635        $24,938        103,081         $1,892         $7,872        $34,048

Net income . . . . . . . . . . . . . . .                                                                                    10,262
Issued pursuant to director
  compensation plan. . . . . . . . . . .                                       (8,750)          (161)           (20)
Issued pursuant to award plans . . . . .                                       (2,783)           (50)            (4)
Issued as contribution to ESOP . . . . .                                      (78,827)        (1,447)          (167)
Cash dividends-
  $.60 per common share. . . . . . . . .                                                                                    (2,960)
                                              ---------        -------       --------         ------         ------        --------
BALANCE, JUNE 30, 1995 . . . . . . . . .      4,987,635        $24,938         12,721         $  234         $7,681        $41,350
                                              ---------        -------       --------         ------         ------        --------
                                              ---------        -------       --------         ------         ------        --------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


Twenty

STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in thousands)


---------------------------------------------------------------------------------------------------------------------------------
ELCO INDUSTRIES, INC.                                                                                   Years Ended June 30,
                                                                                                   1995         1994        1993
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $10,262      $ 8,229     $ 4,869
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization of property, plant and equipment . . . . . . . . . . . . . .     10,861        9,881       9,129
    Amortization of intangibles. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        579        1,100         787
    Loss (gain) on retirement and disposal of property, plant and equipment. . . . . . . . . .        (43)         244          39
    Change in assets and liabilities:
      Accounts receivable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        167       (3,402)     (3,479)
      Inventories. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (2,358)      (3,328)      1,233
      Prepaid and other current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . .        102         (116)        203
      Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (1,022)        (308)      2,740
      Accrued liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,829        2,312       1,830
      Deferred taxes on income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (176)         369         316
      Other deferred liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        377          934         122
    ESOP contribution from common and treasury shares. . . . . . . . . . . . . . . . . . . . .      1,280          596         609
    Equity in loss (income) of unconsolidated affiliate. . . . . . . . . . . . . . . . . . . .       (324)        (189)        258
    Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        444          768         759
                                                                                                  -------      -------     -------
      Net cash provided by operating activities. . . . . . . . . . . . . . . . . . . . . . . .     21,978       17,090      19,415
                                                                                                  -------      -------     -------
Cash flows from investing activities:
  Additions to property, plant and equipment . . . . . . . . . . . . . . . . . . . . . . . . .    (16,085)     (12,388)     (9,569)
  Proceeds from retirement and disposal of property, plant and equipment . . . . . . . . . . .        754          367         414
  Decrease in construction/project funds held in trust . . . . . . . . . . . . . . . . . . . .                               2,226
  Increase in other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                    (303)       (637)
  Investment in unconsolidated affiliate . . . . . . . . . . . . . . . . . . . . . . . . . . .                                (250)
  Advances to unconsolidated affiliate . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (1)         (91)         (7)
                                                                                                  -------      -------     -------
    Net cash required for investing activities . . . . . . . . . . . . . . . . . . . . . . . .    (15,332)     (12,415)     (7,823)
                                                                                                  -------      -------     -------

Cash flows from financing activities:
  Proceeds from long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                   7,000
  Payments on long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (4,430)     (10,705)     (2,980)
  Payments on long-term lease obligations. . . . . . . . . . . . . . . . . . . . . . . . . . .         (7)         (31)       (585)
  Purchase of treasury stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  (2,498)
  Dividends paid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (2,960)      (2,593)     (2,576)
                                                                                                  -------      -------     -------
    Net cash required for financing activities . . . . . . . . . . . . . . . . . . . . . . . .     (7,397)      (8,827)     (6,141)
                                                                                                  -------      -------     -------
Net increase (decrease) in cash and cash equivalents . . . . . . . . . . . . . . . . . . . . .       (751)      (4,152)      5,451
Cash and cash equivalents at beginning of year . . . . . . . . . . . . . . . . . . . . . . . .      3,861        8,013       2,562
                                                                                                  -------      -------     -------
Cash and cash equivalents at end of year . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 3,110      $ 3,861     $ 8,013
                                                                                                  -------      -------     -------
                                                                                                  -------      -------     -------
Cash paid for: Interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 3,703      $ 3,342     $ 3,941
               Income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 6,338      $ 5,620     $ 2,873


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                                                      Twenty-one

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

-------------------------------------------------------------------------------

ELCO INDUSTRIES, INC.

1.   SIGNIFICANT ACCOUNTING POLICIES
     The consolidated financial statements include the accounts of Elco Industries, Inc. and its wholly-owned subsidiaries. The Company's investment in its affiliate is accounted for under the equity method.
     Inventories are carried at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) and first-in, first-out (FIFO) methods.
     Property, plant and equipment is carried at cost. Depreciation and amortization is designed to amortize costs over the estimated service lives or lease periods using the straight-line method. Maintenance and repairs are charged to expense.
     Deferred taxes on income are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial amounts at each year-end.
     Intangibles, net consist of excess of cost over net assets of businesses acquired of $6,637 and $6,870 and other intangible assets of $2,885 and $3,231 at June 30, 1995 and 1994, respectively. Intangibles are being amortized on a straight-line basis over useful lives ranging from 5-39 years, subject to impairment write-offs determined by underlying cash flow. Accumulated amortization was $5,269 and $4,690 at June 30, 1995 and 1994, respectively.
     The Company enters into interest rate swap and forward rate agreements with the objective of converting fixed rate debt to variable rate debt in order to take advantage of lower variable rates expected over the period of the agreement. The swaps are settled every six months and the effect is recorded as an adjustment to current interest expense during each six-month period.
     Net income per common share has been computed using the average number of shares outstanding during each year.
     The Company capitalizes interest costs relating to construction of property, plant and equipment and its investment in unconsolidated affiliate during the affiliate's start-up period. Interest capitalized was $185, $132 and $90 for the years ended June 30, 1995, 1994 and 1993, respectively.
     For purposes of the Statements of Consolidated Cash Flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

2.   PRODUCTS AND MAJOR CUSTOMERS
     The Company is a leading domestic manufacturer and supplier of specialty metal fasteners and custom-engineered metal and plastic components and products. The Company's operations can be classified into two segments:

A. Industrial Products--the manufacture and sale of custom-engineered and specialty components sold primarily to original equipment manufacturers in a variety of markets including the transportation, electrical and electronics, fabricated metal and other industrial markets.

B. Home and Construction Products--the packaging and merchandising of a full line of screws, nails, consumer and hobby wire, picture hanging wire and other standard fasteners and fastening-related products for consumer use. Also, the design, manufacture and marketing of specialty product lines and fastening systems for the commercial construction market.

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


--------------------------------------------------------------------------------------------------
                                                                       YEARS ENDED JUNE 30,
                                                                1995           1994           1993
--------------------------------------------------------------------------------------------------
Net Sales
Sales to unaffiliated customers:
  Industrial Products. . . . . . . . . . . . . . .            $190,944       $169,078       $145,308
  Home and Construction
     Products. . . . . . . . . . . . . . . . . . .              58,310         56,823         53,871
Intersegment sales:
  Industrial Products. . . . . . . . . . . . . . .              25,789         23,650         20,384
  Home and Construction
     Products. . . . . . . . . . . . . . . . . . .               3,347          2,725          1,957
Adjustments and eliminations . . . . . . . . . . .             (29,136)       (26,375)       (22,341)
                                                              --------       --------       --------
Consolidated net sales . . . . . . . . . . . . . .            $249,254       $225,901       $199,179
                                                              --------       --------       --------
                                                              --------       --------       --------
INCOME FROM OPERATIONS
Industrial Products. . . . . . . . . . . . . . . .            $ 19,820       $ 14,589       $ 19,444
Home and Construction
  Products . . . . . . . . . . . . . . . . . . . .               2,176          4,323          4,751
Corporate expenses . . . . . . . . . . . . . . . .              (2,890)        (2,343)        (1,768)
                                                              --------       --------       --------
Total income
  from operations. . . . . . . . . . . . . . . . .            $ 19,106       $ 16,569       $ 12,427
                                                              --------       --------       --------
                                                              --------       --------       --------

TOTAL ASSETS
Industrial Products. . . . . . . . . . . . . . . .            $107,987       $ 99,868       $ 94,500
Home and Construction
  Products . . . . . . . . . . . . . . . . . . . .              38,322         40,291         37,576
                                                              --------       --------       --------
Total identifiable assets. . . . . . . . . . . . .             146,309        140,159        132,076
Equity and investment in
  unconsolidated affiliate . . . . . . . . . . . .               2,233          1,908          1,628
Corporate assets . . . . . . . . . . . . . . . . .               8,426          9,397         13,485
                                                              --------       --------       --------
Total assets at June 30. . . . . . . . . . . . . .            $156,968       $151,464       $147,189
                                                              --------       --------       --------
                                                              --------       --------       --------

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT
Industrial Products. . . . . . . . . . . . . . . .            $ 14,629       $ 10,499       $  8,209
Home and Construction
  Products . . . . . . . . . . . . . . . . . . . .               1,456          1,889          1,360
                                                              --------       --------       --------
Total additions. . . . . . . . . . . . . . . . . .            $ 16,085       $ 12,388       $  9,569
                                                              --------       --------       --------
                                                              --------       --------       --------
DEPRECIATION AND AMORTIZATION
Industrial Products. . . . . . . . . . . . . . . .            $  8,975       $  8,169       $  7,665
Home and Construction
  Products . . . . . . . . . . . . . . . . . . . .               1,886          1,712          1,464
                                                              --------       --------       --------
Total. . . . . . . . . . . . . . . . . . . . . . .            $ 10,861       $  9,881       $  9,129
                                                              --------       --------       --------
                                                              --------       --------       --------

-------------------------------------------------------------------------------

Twenty-two

-------------------------------------------------------------------------------

     Sales to the Company's largest customer are included in the industrial products segment and totaled approximately $39,066, $39,723 and $33,947 in 1995, 1994 and 1993, respectively. Sales to the Company's second largest customer, also included in the industrial products segment, totaled approximately $34,620, $30,733 and $26,769 in 1995, 1994 and 1993, respectively. The Company's accounts receivable from these two customers were approximately $8,048 and $7,336 at June 30, 1995 and 1994, respectively.

3.   INVENTORIES
     Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for approximately 48% and 46% of the Company's inventories at June 30, 1995 and 1994, respectively, and by the first-in, first-out (FIFO) method for all other inventories. The inventories are summarized as follows:


-------------------------------------------------------------------------------
                                                                JUNE 30,
                                                            1995         1994
-------------------------------------------------------------------------------
Raw materials and supplies . . . . . . . . . . . .        $13,896      $13,350
Work in process. . . . . . . . . . . . . . . . . .          9,311        8,609
Finished goods . . . . . . . . . . . . . . . . . .         13,600       12,288
                                                          -------      --------
                                                           36,807       34,247
Less LIFO reserve. . . . . . . . . . . . . . . . .         (8,797)      (8,595)
                                                          -------      --------
Total. . . . . . . . . . . . . . . . . . . . . . .        $28,010      $25,652
                                                          -------      --------
                                                          -------      --------
-------------------------------------------------------------------------------


     The replacement cost of inventories at June 30, 1995 and 1994 approximates FIFO value.

4.   INVESTMENT IN UNCONSOLIDATED AFFILIATE
     Elco and Nagoya Screw Manufacturing Co., Ltd. ("Nagoya") have a 50% interest each in a joint venture known as Rocknel Fastener, Inc. ("Rocknel"). The following represents condensed financial information of Rocknel as of and for the periods ended June 30, 1995, 1994 and 1993.


-------------------------------------------------------------------------------
                                                          JUNE 30,
                                                1995        1994        1993
-------------------------------------------------------------------------------
Current assets . . . . . . . . . . . . . .    $ 5,139     $ 4,585     $ 3,374
Noncurrent assets. . . . . . . . . . . . .      7,096       6,480       7,083
                                              -------     -------     -------
Total assets . . . . . . . . . . . . . . .    $12,235     $11,065     $10,457
                                              -------     -------     -------
                                              -------     -------     -------
Current liabilities. . . . . . . . . . . .    $10,832     $10,350     $10,108
Noncurrent liabilities . . . . . . . . . .         65          25          36
Stockholders' equity . . . . . . . . . . .      1,338         690         313
                                              -------     -------     -------
Total liabilities and equity . . . . . . .    $12,235     $11,065     $10,457
                                              -------     -------     -------
                                              -------     -------     -------
Net sales. . . . . . . . . . . . . . . . .    $16,256     $12,198     $ 9,424
Costs and expenses . . . . . . . . . . . .     15,608      11,821       9,939
                                              -------     -------     -------
Net income (loss). . . . . . . . . . . . .    $   648     $   377      $ (515)
                                              -------     -------     -------
                                              -------     -------     -------
-------------------------------------------------------------------------------


     Rocknel had $6,000 of unsecured lines of credit, $5,500 of which were utilized at June 30, 1995. The lines require no compensating balances or commitment fees. Elco and Nagoya are each contingently liable as guarantors of 50% of amounts used under $5,000 of the lines.

5.   SHORT-TERM LINES OF CREDIT
     At June 30, 1995, the Company had unused bank lines of credit permitting borrowing at the banks' corporate base rate or at a fixed rate (at the option of the Company) as defined in the agreements. The lines require no compensating balances or commitment fees. The lines, generally reviewed annually for renewal, are subject to the usual terms and conditons applied by the banks. Contingent debt in the form of standby letters of credit have reduced the amount available under one of the lines. The unused and uncommitted lines of credit totaled $20,127 at June 30, 1995.

6.   LONG-TERM DEBT
     Long-term debt at June 30, 1995 and 1994 (exclusive of current maturities) consisted of the following:


-------------------------------------------------------------------------------
                                                                JUNE 30,
                                                            1995         1994
-------------------------------------------------------------------------------
Notes payable to institutional investors:
  10.04% due serially 1997-2001. . . . . . . . . . . .    $22,800      $25,200
  9.15% due 1997 . . . . . . . . . . . . . . . . . . .      1,000        3,000
Economic development revenue bonds . . . . . . . . . .     13,500       13,500
Other. . . . . . . . . . . . . . . . . . . . . . . . .                     160
                                                          -------      -------
                                                          $37,300      $41,860
                                                          -------      -------
                                                          -------      -------
-------------------------------------------------------------------------------


     Maturities of long-term debt outstanding at June 30, 1995, in aggregate amounts, are as follows for years ended June 30: 1996, $4,560; 1997, $4,000; 1998, $4,100; 1999, $6,900; and 2000, $7,400.

     At June 30, 1995, the Company had two interest rate swap agreements. One agreement matures on April 16, 1997 and has a notional amount of $25,200. The notional amount incrementally decreases to $21,600 by October 16, 1996. The agreement, which effectively converts the fixed-rate debt into variable-rate debt, is indexed to the six-month LIBOR rate. The counterparty to this agreement is a major financial institution. The notional amount is used to measure the volume of this agreement and does not represent exposure to credit loss. The market risk is that the LIBOR rate, which is reset every six months, will exceed the fixed rate of 5.93%. Payments due to or from the counterparty are payable at the end of each six-month period. To limit its market risk, the Company entered into two forward rate agreements which cap the LIBOR rate at 5.72% through April 1996 and 5.75% through October 1996. Payments due to or from the counterparty are payable at the end of each six-month period.


                                                                    Twenty-three

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

-------------------------------------------------------------------------------

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

     Economic development revenue bonds include four issues by two municipalities. Two issues have interest rates varying with maturity and average 5.2%. Those bonds, initially issued in 1988, were refunded in October 1993. The other two issues have variable interest rates which were 4.2% and 4.1% at June 30, 1995. The bonds are collateralized by either certain property and equipment with a book value of approximately $3,911 at June 30, 1995 or collateralized by a letter of credit.

     Interest expense on long-term debt, net of the effect of the interest rate swap, was recorded at a weighted-average rate of approximately 8.4% and 6.8% at June 30, 1995 and 1994, respectively.

     The Company must meet certain debt covenants. Under the most restrictive covenant, $6,274 of retained earnings at June 30, 1995 is not restricted as to payments of dividends. The agreements include a change in control provision, which may result in a prepayment penalty and all unpaid principal and interest due immediately.

     During December 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," which will require additional disclosures regarding long-term debt and other financial instruments. The Company must adopt SFAS No. 107 no later than June 30, 1996. Adoption of this statement will not impact the carrying value of the Company's assets and liabilities.

7.   RETIREMENT PLANS AND POSTRETIREMENT HEALTH CARE
     The Company and its subsidiaries have defined benefit and defined contribution pension plans covering substantially all employees. The Company also has an unfunded retirement plan for certain key employees, which is being provided for by charges to earnings sufficient to meet the benefit obligation. Charges to consolidated income for retirement plans were as follows:


-------------------------------------------------------------------------------
                                                      YEARS ENDED JUNE 30,
                                                   1995        1994       1993
-------------------------------------------------------------------------------
Defined benefit plans. . . . . . . . . . . .      $  328      $  306     $  177
Defined contribution plans . . . . . . . . .       1,467       1,413        737
Employee Stock Ownership
   Plan (ESOP) . . . . . . . . . . . . . . .       1,650       1,200      1,300
                                                  ------      ------     ------
                                                  $3,445      $2,919     $2,214
                                                  ------      ------     ------
                                                  ------      ------     ------
-------------------------------------------------------------------------------



     Actuarially computed information on net defined benefit plan costs includes the following components:

-------------------------------------------------------------------------------
                                                      YEARS ENDED JUNE 30,
                                                  1995         1994     1993
-------------------------------------------------------------------------------
Service cost-benefits earned
  during the period. . . . . . . . . . . . .    $   341        $412   $    221
Interest cost on projected
  benefit obligation . . . . . . . . . . . .        868         892        975
Actual return on assets. . . . . . . . . . .     (1,991)       (272)    (1,442)
Net amortization and deferral. . . . . . . .      1,110        (726)       423
                                                  ------      ------     ------
                                                $   328        $306    $   177
                                                  ------      ------     ------
                                                  ------      ------     ------
Major assumptions:
  Discount rate. . . . . . . . . . . . . . .       8.00%       7.25%      7.75%
  Rate of increase in future
  compensation . . . . . . . . . . . . . . .       5.00%       5.00%      6.00%
  Expected long-term rate
     of return . . . . . . . . . . . . . . .       8.00%       8.00%      8.50%

-------------------------------------------------------------------------------



The following table sets forth the plans' funded status:

-------------------------------------------------------------------------------------------------------------------------------


                                                                                 JUNE 30,                       JUNE 30,
                                                                                   1995                           1994
                                                                             STATUS OF PLANS                STATUS OF PLANS
                                                                        ------------------------      ------------------------
                                                                           PLANS         PLANS           PLANS         PLANS
                                                                           WHERE         WHERE           WHERE         WHERE
                                                                          ASSETS        BENEFITS        ASSETS        BENEFITS
                                                                          EXCEED         EXCEED         EXCEED         EXCEED
                                                                         BENEFITS        ASSETS        BENEFITS        ASSETS
-------------------------------------------------------------------------------------------------------------------------------

Actuarial present value of benefit obligations:
  Vested benefit obligation. . . . . . . . . . . . . . . . . . .         $ 8,880        $   841        $ 7,558        $   847
                                                                         -------        -------        -------        -------
                                                                         -------        -------        -------        -------
  Accumulated benefit
    obligation . . . . . . . . . . . . . . . . . . . . . . . . .         $ 8,891        $ 2,046        $ 7,585        $ 1,860
                                                                         -------        -------        -------        -------
                                                                         -------        -------        -------        -------
Plan assets at fair value. . . . . . . . . . . . . . . . . . . .         $12,210                       $11,043
Projected benefit obligation . . . . . . . . . . . . . . . . . .          10,637        $ 2,046          8,861        $ 1,860
                                                                         -------        -------        -------        -------

Plan assets in excess of
  (less than) projected
  benefit obligation . . . . . . . . . . . . . . . . . . . . . .           1,573        (2,046)          2,182        (1,860)
Unrecognized net loss
  (gain) due to changes
  in assumptions . . . . . . . . . . . . . . . . . . . . . . . .             949             42            400           (51)
Unrecognized prior
  service cost . . . . . . . . . . . . . . . . . . . . . . . . .              47                            51
Unrecognized net assets
  being recognized over
  approximately 18 years . . . . . . . . . . . . . . . . . . . .           (163)            (3)          (179)            (5)
Minimum liability. . . . . . . . . . . . . . . . . . . . . . . .                           (39)
                                                                         -------        -------        -------        -------
Pension assets (liabilities) . . . . . . . . . . . . . . . . . .         $ 2,406       $(2,046)        $ 2,454       $(1,916)
                                                                         -------        -------        -------        -------
                                                                         -------        -------        -------        -------
-------------------------------------------------------------------------------------------------------------------------------


     Contributions to defined contribution plans are prescribed in the plan agreements and may include discretionary amounts as determined by the Board of Directors.


Twenty-four

-------------------------------------------------------------------------------

     The Company has an Employee Stock Ownership Plan (ESOP) that is not currently leveraged covering substantially all employees. Contributions may be made in cash, newly issued stock or treasury stock. Cash contributions may be used to purchase shares from the Company or on the open market, depending on the Company's financing needs and the market price of its common shares.
     The fiscal 1995 contributions were made using 77% stock and 23% cash. The fiscal 1994 contributions were made using 50% cash and 50% stock. The fiscal 1993 contributions were made using 53% cash and 47% stock.
     In addition to providing pension and other supplemental benefits, certain health care benefits are provided for eligible retired employees. Employees become eligible for these benefits if they meet minimum age and service requirements, are eligible for retirement benefits and contribute a portion of the cost. The accounting for the unfunded health care plan incorporates the pattern of cost-sharing of changes to the existing plan. The plan benefits are discretionary and are subject to modification or termination.
     The following table sets forth the plan's obligation.



-------------------------------------------------------------------------------
                                                                   June 30,
                                                               1995        1994
-------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees . . . . . . . . . . . . . . . . . . . . . . . .   $1,513      $1,277
  Fully eligible active plan participants. . . . . . . . .       17          31
  Other active plan participants . . . . . . . . . . . . .    1,595       1,428
                                                             ------      ------
Accumulated postretirement benefit obligation. . . . . . .   $3,125       2,736
  Unrecognized net loss from past
     experience different from that assumed. . . . . . . .    (561)       (336)
                                                             ------      ------
Total accumulated postretirement
  benefit liability. . . . . . . . . . . . . . . . . . . .   $2,564      $2,400
                                                             ------      ------
                                                             ------      ------

Current liabilities. . . . . . . . . . . . . . . . . . . .   $1,450      $1,450
Other deferred liabilities . . . . . . . . . . . . . . . .    2,114       1,950
                                                             ------      ------
Total liability. . . . . . . . . . . . . . . . . . . . . .   $2,564      $2,400
                                                             ------      ------
                                                             ------      ------


Postretirement benefit costs include the following components:


-------------------------------------------------------------------------------
                                                         Years Ended June 30,
                                                       1995     1994      1993
-------------------------------------------------------------------------------
Service cost-benefits attributed to service
  during the period. . . . . . . . . . . . . . . .     $192     $102      $172
Interest cost on accumulated
  postretirement benefit obligation. . . . . . . .      215      200       176
Other. . . . . . . . . . . . . . . . . . . . . . .        1        4
                                                       ----     ----      ----
Net periodic postretirement benefit cost . . . . .     $308     $306      $248
                                                       ----     ----      ----
                                                       ----     ----      ----

  The discount rates used in determining the accumulated postretirement benefit obligation were 7.25% and 8.0% for fiscal years 1995 and 1994, respectively. The actuarial calculations for fiscal 1995, 1994 and 1993 assume an increase in the health care cost trend rate of 10%, 10% and 11%, respectively. The assumed rate decreases gradually to 5.5% in 2023 and remains constant beyond that point. A 1% increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $136 at year end 1995 and the net periodic cost by $9 for the year.

8.   Leases
  At June 30, 1995, minimum future lease payments on all noncancelable leases are as follows:


-------------------------------------------------------------
                                                    Operating
Years ending June 30:                                Leases
-------------------------------------------------------------
1996 . . . . . . . . . . . . . . . . . . . . . . .   $2,664
1997 . . . . . . . . . . . . . . . . . . . . . . .    2,011
1998 . . . . . . . . . . . . . . . . . . . . . . .      936
1999 . . . . . . . . . . . . . . . . . . . . . . .      695
2000 . . . . . . . . . . . . . . . . . . . . . . .      528
Thereafter . . . . . . . . . . . . . . . . . . . .    1,896
                                                     ------
                                                     $8,730
                                                     ------
                                                     ------

  Rental expense on operating leases for the years ended
June 30, 1995, 1994 and 1993 approximated $3,656, $3,328
and $3,267, respectively.
  Certain leases require payments by the Company, as lessee, for insurance, maintenance and property taxes.

9.   PERFORMANCE AWARD PLAN
  The Company has a long-term incentive plan under which key employees may be granted a monetary target award. The awards are earned only to the extent that the Company achieves predetermined performance goals during a three-year performance period. Payment for awards earned is payable in cash or shares of common stock, or a combination thereof, at the sole discretion of the Board of Directors.
  A maximum of 19,606 awards were earned in 1995 and were paid in August 1995 by the issuance of 6,268 shares of common stock with the balance paid in cash, such allocation determined by the Board of Directors.
A maximum of 14,189 awards were earned in 1994 and were paid by the issuance of 4,062 shares of common stock with the balance paid in cash, such allocation determined by the Board of Directors.
  There were no performance share awards earned in 1993.


                                                                     Twenty-five

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

-------------------------------------------------------------------------------

  At June 30, 1995, a maximum of 229,175 shares remained available for issuance under the 1988 Performance Share Plan.
  The Company recognizes compensation costs attributable to the plan on a basis that spreads estimates of such costs over the performance period. Such costs totaled $409, $382 and $150 in 1995, 1994 and 1993, respectively.

10.  STOCK OPTIONS
  Under the 1991 Stock Option Plan, a nonqualified plan, 175,000 shares of the Company's common stock are reserved for issuance upon the exercise of options granted. Options are not exercisable until five years after date of grant.
A summary of the option transactions follows:


-------------------------------------------------------------------------------
                                                          NUMBER OF SHARES
                                                       ------------------------
                                                       YEARS ENDED JUNE 30,
                                                      1995    1994       1993
-------------------------------------------------------------------------------
Outstanding, July 1. . . . . . . . . . . . . . . .  100,700  105,400    76,700
Granted. . . . . . . . . . . . . . . . . . . . . .   37,975      -0-    31,100
Exercised. . . . . . . . . . . . . . . . . . . . .      -0-      -0-       -0-
Cancelled. . . . . . . . . . . . . . . . . . . . .  (4,700)  (4,700)   (2,400)
                                                   --------  -------   -------
Outstanding, June 30 . . . . . . . . . . . . . . .  133,975  100,700   105,400
                                                   --------  -------   -------
                                                   --------  -------   -------
Exercisable, June 30 . . . . . . . . . . . . . . .    6,600    5,500      -0-0
                                                   --------  -------   -------
                                                   --------  -------   -------

  The outstanding options at June 30, 1995, 1994 and 1993 had an average exercise price of $12.71, $10.91 and $10.91 per share, or $1,703, $1,099 and
$1,150 in total, respectively.
  In October 1992, the Company adopted the 1992 Stock Option Plan for Nonemployee Directors. Under the plan, 50,000 shares of the Company's common stock are reserved for issuance to nonemployee directors upon the exercise of options granted. Options are not exercisable until six months after the grant date.
  A summary of the directors' option transactions follows:


-------------------------------------------------------------------------------
                                                         NUMBER OF SHARES
                                                         ----------------

                                                       YEARS ENDED JUNE 30,
                                                      1995    1994       1993
-------------------------------------------------------------------------------
Outstanding, July 1. . . . . . . . . . . . . . . .   14,000    7,000       -0-
Granted. . . . . . . . . . . . . . . . . . . . . .    8,000    8,000     8,000
Exercised. . . . . . . . . . . . . . . . . . . . .      -0-  (1,000)   (1,000)
Cancelled. . . . . . . . . . . . . . . . . . . . .  (1,000)      -0-       -0-
                                                   --------  -------   -------
Outstanding, June 30 . . . . . . . . . . . . . . .   21,000   14,000     7,000
                                                   --------  -------   -------
                                                   --------  -------   -------

Exercisable. . . . . . . . . . . . . . . . . . . .   21,000   14,000     7,000
                                                   --------  -------   -------
                                                   --------  -------   -------

  The outstanding options at June 30, 1995, 1994 and 1993 had an average exercise price of $15.45, $15.32 and $11.75 per share, respectively, or $324, $214 and $82 in total, respectively.

11.  DIRECTOR COMPENSATION PLAN
  The Company has a plan that requires the payment of the annual retainer for nonemployee directors under 60 years of age in common stock of the Company rather than in cash. This plan also allows nonemployee directors over 60 years of age the option of receiving the annual retainer in common stock rather than cash. The directors' rights to the shares vest over five-year periods at the rate of 20% per year. However, each director is entitled to receive dividends and exercise voting rights with respect to all shares prior to vesting. Any unvested shares are forfeited if the director ceases to be a director for any reason other than death or disability.

12.  STOCKHOLDER RIGHTS PLAN
  During 1988, the Company adopted and amended a Stockholder Rights Plan and issued common stock purchase rights at the rate of one right for each outstanding share of common stock.
  Each right will entitle stockholders, other than those held by person or group that has acquired more than 20% of the Company's voting stock without board approval, to buy one newly-issued share of common stock of the Company at an exercise price of $40 or, in the alternative, allows the board (by vote of disinterested directors) to exchange rights for shares of common stock. The rights may be exercised or exchanged only if a person or group, without Elco board approval, acquires beneficial ownership of more than 20% of the Company's voting stock. The Company will generally be entitled to redeem the rights at $.025 per right at anytime until 15 days following a public announcement that a greater than 20% position has been acquired.
  If the Company is involved in a merger or other business combination transaction, without board approval, with any other person or group in which the Company's common stock is changed or converted, or sells 50% or more of the Company's assets or earning power to any other person or group, each right entitles its holder to purchase, at the right's exercise price, shares of common stock of such other person having a value of twice the right's then current exercise price.
  In addition, if without Elco board approval, any person or group becomes the beneficial owner of more than 20% of the Company's voting stock, then each right not owned by such other person or related parties entitles its holder to purchase, at the right's then current exercise price, shares of common stock of Elco with a market value of twice the right's then current exercise price. Benefits under certain agreements with Company management are also effective upon certain change of control events.


Twenty-six

-------------------------------------------------------------------------------
  In August 1989, the Company's Board of Directors approved an agreement with Okabe Company Limited permitting Okabe to increase its ownership to not more than 21% of the Company's outstanding shares provided that, for a period of 10 years, Okabe will limit its ownership to no more than 21%. Because the Company's board approved this increase, Okabe's cumulative purchases of amounts of not more than 21% will not trigger the Company's Stockholder Rights Plan.
  On June 15, 1994, the Company purchased 135,000 shares of its common stock for $2,498 from Okabe Company Limited pursuant to the terms of a share purchase agreement dated as of June 7, 1994.

13.  TAXES ON INCOME
  Taxes on income differed from calculations at the U.S. Federal statutory rate as follows:


-------------------------------------------------------------------------------
                                                        YEARS ENDED JUNE 30,
                                                      1995     1994      1993
-------------------------------------------------------------------------------
Federal income tax at statutory rate . . . . . . .   $5,444   $4,630    $3,005
Add (deduct):
  State income taxes, net of
     Federal tax benefit . . . . . . . . . . . . .      788      796       547
  Amortization of excess of cost over
     net assets of businesses acquired . . . . . .      114       95       105
Reduction of previously established
  accruals . . . . . . . . . . . . . . . . . . . .    (386)
Other items, net . . . . . . . . . . . . . . . . .    (124)     (48)        55
                                                   --------  -------   -------
Total provision. . . . . . . . . . . . . . . . . .   $5,836   $5,473    $3,712
                                                   --------  -------   -------
                                                   --------  -------   -------
-------------------------------------------------------------------------------

  Effective July 1, 1993, the Company adopted SFAS 109, "Accounting for Income Taxes." The primary effect of adoption on the Company is that the balance sheet classification of deferred taxes now corresponds to the related asset or liability. Under the previous method, the balance sheet classification of deferred taxes was based on when the temporary differences between financial reporting and tax reporting were expected to reverse. The effect of the change on net income was immaterial to the Company. Accordingly, no cumulative effect adjustment for the adoption of SFAS 109 was required.
  The components of the Company's net deferred tax liability as of June 30, 1995 and 1994 were as follows:

-------------------------------------------------------------------------------
                                                            JUNE 30,
                                                        1995        1994
-------------------------------------------------------------------------------
Taxable temporary differences:
  Depreciation . . . . . . . . . . . . . . . . . .   $ (9,234)    $ (9,185)
  Other. . . . . . . . . . . . . . . . . . . . . .     (1,395)      (1,117)
                                                      --------    ---------
     Total taxable temporary differences . . . . .    (10,629)     (10,302)
Deductible temporary differences . . . . . . . . .       4,743        4,240
                                                      --------    ---------
     Net deferred tax liability. . . . . . . . . .   $ (5,886)    $ (6,062)
                                                      --------    ---------
                                                      --------    ---------
-------------------------------------------------------------------------------


  For 1993, the provision for taxes payable in future years, arising from the temporary differences between the financial statement and tax bases of assets and liabilities, at the tax rates in effect when these differences are expected to reverse, are as follows:


---------------------------------------------------------------------
                                                 YEAR ENDED JUNE 30,
                                                         1993
---------------------------------------------------------------------
Depreciation . . . . . . . . . . . . . . . . . . .      $(219)
Retirement and performance award plans . . . . . .       (147)
Tax credit usage (carryforwards) . . . . . . . . .         693
Vacation pay . . . . . . . . . . . . . . . . . . .        (52)
Inventory reserves . . . . . . . . . . . . . . . .        (69)
Workers compensation/product
  liability insurance. . . . . . . . . . . . . . .        (84)
Accounts receivable reserves . . . . . . . . . . .        (48)
Other items, net . . . . . . . . . . . . . . . . .         100
                                                         -----
Total. . . . . . . . . . . . . . . . . . . . . . .       $ 174
                                                         -----
                                                         -----

14.  CONTINGENCIES
  The Company is currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. At June 30, 1995 and 1994, the Company had accruals of approximately $1,500 and $1,100, respectively, related to such matters based on the Company's current estimate of the most likely amount of losses that it believes will be incurred. These amounts, which are expected to be paid over the next several years, have been included in current and other deferred liabilities. The most significant portion of this accrual relates to the following two paragraphs:
  The Company, together with other parties, has been designated a "potentially responsible party" (PRP) by the United States Environmental Protection Agency (USEPA) with respect to the cost of investigation and cleanup of a third-party site in Illinois. Certain removal and other interim remediations have been completed and paid for by the PRPs. The Company's current accrual for this matter is based on the percentage of costs incurred to date that have been allocated to the Company and its estimate of the most likely future investigation and cleanup costs. At June 30, 1995 and 1994, the Company had separately recorded a receivable related to this matter of approximately $400 and $300, respectively, for the amount it believes is probable of recovery under insurance contracts.


                                                                    Twenty-seven

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
-------------------------------------------------------------------------------

  The Company is also a third-party defendant in a federal enforcement action brought by the USEPA against several other primary defendants. The Company's accrual for this matter is based on a settlement offer proposed in July 1994.
  Two complaints seeking class action status on behalf of stockholders of the Company have been filed in the State Chancery Court in Delaware against the Company and its directors alleging breach of fiduciary duties in their response to an unsolicited offer to purchase the Company.
  It is the opinion of management, after consultation with counsel, that additional liabilities, if any, resulting from litigation matters are not expected to have a material adverse effect on the financial condition of the Company, although such matters could have a material effect on quarterly or annual operating results when (or if) resolved in a future period.
  In January 1994, the USEPA notified the Company that it is one of over 300 PRPs with respect to the old Southington Landfill Superfund Site in Southington, Connecticut. Elco was identified as a successor to a company that allegedly used the site. The USEPA has not yet selected a plan of remediation for the site. The Company has insufficient information to determine its potential exposure in connection with the site, when (or if) it will incur such costs and the ultimate impact of the costs upon the Company's financial condition and results of operations.
  Included in Other Assets is the remaining balance of notes receivable from Acme Rivet and Machine Corp. ("Acme"). The notes were written down approximately $489 in 1995 and $1,150 in 1994 as the value of collateral underlying the notes declined, primarily as a result of higher than anticipated environmental remediation costs. Environmental cost estimates are based on information provided by environmental consultants involved in the cleanup efforts and reflect future cleanup costs.


Twenty-eight

RESPONSIBILITY FOR FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

     The management of Elco Industries, Inc. is responsible for the preparation and integrity of the Company's financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles and include the use of manage-ment's reasonable and prudent judgments and estimates where necessary. All other financial data in this report have been presented on a basis consistent with the information included in the financial statements.

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

     The Company's independent auditors, Coopers & Lybrand L.L.P., audited the financial statements prepared by the management of Elco Industries, Inc. Their opinion on these statements is presented on the following page.


/s/ John C. Lutz                        /s/  August F. DeLuca
John C. Lutz                            August F. DeLuca
President                               Vice President - Finance
Chief Executive Officer                 Chief Financial Officer


                                                                     Twenty-nine

REPORT OF INDEPENDENT ACCOUNTANTS
-------------------------------------------------------------------------------

The Board of Directors
Elco Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Elco Industries, Inc. and Subsidiaries as of June 30, 1995 and 1994, and the related statements of consolidated income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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


     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elco Industries, Inc. and Subsidiaries as of June 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.



                                                         Coopers & Lyband L.L.P.
                                                              Rockford, Illinois
                                                                 August 18, 1995



Thirty

QUARTERLY FINANCIAL DATA
(Dollars and shares in thousands, except per share amounts)

-------------------------------------------------------------------------------

ELCO INDUSTRIES, INC.

Selected unaudited quarterly financial information for the years ended June 30, 1995 and 1994 follows:


                                                                 1ST            2ND             3RD            4TH
                                                               QUARTER        QUARTER         QUARTER        QUARTER        TOTAL
----------------------------------------------------------------------------------------------------------------------------------
1995:
  Net sales. . . . . . . . . . . . . . . . . . . . . . . . .   $59,805        $58,906        $66,726        $63,817       $249,254
  Gross profit . . . . . . . . . . . . . . . . . . . . . . .    11,741         10,457         13,881         11,905         47,984
  Income from operations . . . . . . . . . . . . . . . . . .     4,739          3,606          6,282          4,479         19,106
  Income before equity in income of
     unconsolidated affiliate. . . . . . . . . . . . . . . .     2,333          1,599          3,187          2,819          9,938
  Equity in income of unconsolidated affiliate . . . . . . .        91             51            169             13            324
  Net income . . . . . . . . . . . . . . . . . . . . . . . .     2,424          1,650          3,356          2,832         10,262
  Net income per common share. . . . . . . . . . . . . . . .       .50            .34            .68            .57           2.08
  Dividends per common share . . . . . . . . . . . . . . . .       .15            .15            .15            .15            .60
  Average shares outstanding . . . . . . . . . . . . . . . .     4,886          4,923          4,950          4,975          4,933


1994:
  Net sales. . . . . . . . . . . . . . . . . . . . . . . . .   $52,877        $53,439        $57,692        $61,893       $225,901
  Gross profit . . . . . . . . . . . . . . . . . . . . . . .    10,813          9,772         10,992         11,066         42,643
  Income from operations . . . . . . . . . . . . . . . . . .     4,092          3,588          4,417          4,472         16,569
  Income before equity in income (loss) of
     unconsolidated affiliate. . . . . . . . . . . . . . . .     1,944          1,636          2,145          2,315          8,040
  Equity in income (loss) of
     unconsolidated affiliate. . . . . . . . . . . . . . . .       (19)             2             94            112            189
  Net income . . . . . . . . . . . . . . . . . . . . . . . .     1,925          1,638          2,239          2,427          8,229
  Net income per common share. . . . . . . . . . . . . . . .       .39            .33            .45            .49           1.65
  Dividends per common share . . . . . . . . . . . . . . . .       .13            .13            .13            .13            .52
  Average shares outstanding . . . . . . . . . . . . . . . .     4,980          4,983          4,984          4,963          4,977



                                                                     Thirty-one

ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA
(Dollars and shares in thousands, except per share amounts)


-----------------------------------------------------------------------------------------------------------------------------------
ELCO INDUSTRIES, INC.                      Compound Growth Rate
                   Years Ended June 30     5-Year       10-Year       1995          1994          1993          1992        1991
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
  Net sales. . . . . . . . . . . . . .      10.6%         8.6%     $ 249,254    $  225,901     $ 199,179    $ 189,337    $ 156,391
  Income from operations . . . . . . .      11.4%         5.5%        19,106        16,569        12,427        9,243        6,372
  Net income (loss). . . . . . . . . .      16.3%         6.6%        10,262         8,229         4,869       (2,525)         195
  Depreciation and
  amortization . . . . . . . . . . . .      10.5%        11.2%        10,861         9,881         9,129        8,763        7,997
  Additions to property, plant and
  equipment. . . . . . . . . . . . . .        .1%         6.0%        16,085        12,388         9,569       10,550       10,776
  Average number of employees. . . . .       6.6%         5.1%         2,180         1,971         1,833        1,755        1,608

PER SHARE OF COMMON STOCK:
  Net income (loss). . . . . . . . . .      15.5%         4.0%     $    2.08    $     1.65     $     .98    $    (.52)   $     .04
  Dividends. . . . . . . . . . . . . .       2.9%         5.2%           .60           .52           .52          .52          .52
  Stockholders' equity . . . . . . . .       2.2%         4.5%         14.82         13.30         12.28        11.80        12.84
  Average shares
  outstanding. . . . . . . . . . . . .        .6%         2.5%         4,933         4,977         4,956        4,876        4,850
  Dividends paid . . . . . . . . . . .       3.5%         7.7%     $   2,960    $    2,593     $   2,576    $   2,537    $   2,523

BALANCE SHEET:
  Current assets . . . . . . . . . . .       9.9%         5.3%     $  66,316    $   64,814     $  61,231    $  53,938    $  52,517
  Current liabilities. . . . . . . . .       6.9%        10.2%        32,364        31,434        28,729       23,669       21,723
  Working capital. . . . . . . . . . .      13.2%         2.2%        33,952        33,380        32,502       30,269       30,794
  Property, plant and equipment-net. .       3.2%         7.8%        73,830        69,317        67,421       67,434       66,232
  Total assets . . . . . . . . . . . .       4.2%         6.9%       156,968       151,464       147,189      142,911      147,866
  Long-term debt . . . . . . . . . . .       5.8%        10.8%        37,300        41,860        46,290       49,995       52,975
  Long-term lease obligations. . . . .        --           --             --            --             7          357          732
  Stockholders' equity . . . . . . . .       2.7%         5.2%        73,735        64,966        61,151       58,115       62,287

SELECTED RATIOS:
  Operating margin . . . . . . . . . .                                  7.7%           7.3%          6.2%         4.9%         4.1%
  Return on sales. . . . . . . . . . .                                  4.1%           3.6%          2.4%       (1.3%)          .1%
  Current ratio. . . . . . . . . . . .                             2.0 to 1       2.1 to 1      2.1 to 1     2.3 to 1     2.4 to 1%
  Return on beginning equity . . . . .                                 15.8%          13.5%          8.4%      (4.1%)           .3%
  Return on beginning assets . . . . .                                  6.8%           5.6%          3.4%      (1.7%)           .1%


Thirty-two



-----------------------------------------------------------------------------------------------------------------------------------
ELCO INDUSTRIES, INC.
                   Years Ended June 30                  1990        1989        1988        1987        1986        1985
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
  Net sales. . . . . . . . . . . . . .              $ 150,706      $ 155,390    $  140,526     $ 127,989    $ 125,668    $ 108,802
  Income from operations . . . . . . .                 11,144         14,016        13,795        11,607       10,861       11,151
  Net income (loss). . . . . . . . . .                  4,819          7,843         7,736         4,010        5,070        5,410
  Depreciation and
  amortization . . . . . . . . . . . .                  6,586          5,683         5,152         4,760        4,615        3,741
  Additions to property, plant and
  equipment. . . . . . . . . . . . . .                 15,966         13,302         9,433         8,747       11,048        8,979
  Average number of employees. . . . .                  1,585          1,574         1,514         1,558        1,545        1,325

PER SHARE OF COMMON STOCK:
  Net income (loss). . . . . . . . . .              $    1.01      $    1.65    $     1.63     $     .85    $    1.08    $    1.41
  Dividends. . . . . . . . . . . . . .                    .52            .48           .44           .42          .40          .36
  Stockholders' equity . . . . . . . .                  13.32          12.79         11.64         10.66        10.22         9.54
  Average shares outstanding . . . . .                  4,789          4,762         4,753         4,697        4,673        3,845
  Dividends paid . . . . . . . . . . .              $   2,488      $   2,289    $    2,090     $   1,974    $   1,870    $   1,408

BALANCE SHEET:
  Current assets . . . . . . . . . . .              $  41,450      $  49,768    $   45,668     $  40,202    $  36,267    $  39,554
  Current liabilities. . . . . . . . .                 23,147         19,140        16,998        15,032       12,797       12,290
  Working capital. . . . . . . . . . .                 18,303         30,628        28,670        25,170       23,470       27,264
  Property, plant and equipment-net. .                 63,025         53,765        46,437        42,289       38,607       34,964
  Total assets . . . . . . . . . . . .                127,746        116,245       103,348        94,607       89,472       80,880
  Long-term debt . . . . . . . . . . .                 28,184         25,390        20,095        20,297       19,998       13,400
  Long-term lease obligations. . . . .                  1,032          1,341         1,642         1,945        2,264        5,580
  Stockholders' equity . . . . . . . .                 64,538         60,260        55,735        50,136       47,785       44,488

SELECTED RATIOS:
  Operating margin . . . . . . . . . .                    7.4%           9.0%          9.8%          9.1%         8.6%        10.2%
  Return on sales. . . . . . . . . . .                    3.2%           5.0%          5.5%          3.1%         4.0%         5.0%
  Current ratio. . . . . . . . . . . .               1.8 to 1        2.6 to1      2.7 to 1      2.7 to 1     2.8 to 1     3.2 to 1
  Return on beginning equity . . . . .                    8.0%          14.1%         15.4%          8.4%        11.4%        16.6%
  Return on beginning assets . . . . .                    4.1%           7.6%          8.2%          4.5%         6.3%         8.6%


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

                                                                    Thirty-three

STOCK PRICES AND OTHER MARKET INFORMATION

-------------------------------------------------------------------------------
ELCO INDUSTRIES, INC.

     The common stock of Elco Industries, Inc. is traded in the Over-The-Counter market. It is included in the NASDAQ National Market System under the symbol ELCN. The table below sets forth the high and low bid prices as reported by NASDAQ and sets forth cash dividends paid per share of common stock.
     As of September 5, 1995, Elco Industries, Inc. had approximately 680 record holders of common stock. Included in this number are shares held in nominee or street name.
     Payment of dividends is subject to certain restrictions described in Note 6 of Notes to Consolidated Financial Statements. At June 30, 1995, approximately $6,274 million of retained earnings is not subject to restrictions.


                                     [Chart]
COMMON STOCK PRICE RANGE


Quarter    1st       2nd       3rd       4th            1st       2nd       3rd      4th
                          1994                                        1995
Fiscal Year
          14.00     15.125    17.00     17.00          15.50     16.00     14.50     14.75
          16.00     20.75     21.25     20.00          18.00     17.50     17.00     19.75




                                         FISCAL 1995                     FISCAL 1994
                                   --------------------------    -------------------------------
Quarter Ended                      HIGH      LOW     DIVIDEND    HIGH      LOW          DIVIDEND
-------------------------------------------------------------------------------------------------
September 30 . . . . . . . . .     18        15-1/2    .15       16        14            $.13
December 31. . . . . . . . . .     17-1/2    16-1/2    .15       20-3/4    15-1/8         .13
March 31 . . . . . . . . . . .     17        14-1/2    .15       21-1/4    17             .13
June 30. . . . . . . . . . . .     19-3/4    14-3/4    .15       20        17             .13
                                                       ---                               ----
Total Dividend . . . . . . . .                        $.60                               $.52
                                                       ---                               ----
                                                       ---                               ----

Such over-the-counter market quotations reflect interdealer prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions.



STOCKHOLDER INFORMATION
-------------------------------------------------------------------------------
CORPORATE HEADQUARTERS
Elco Industries, Inc.
1111 Samuelson Road
P.O. Box 7009
Rockford, Illinois 61125-7009
815/397-5151

PLANT LOCATIONS
ROCKFORD, ILLINOIS:
Construction Products Division

Elco Consumer Products Corp.
Subsidiary of Elco Industries, Inc.

Heat Treat and Plating Division

Precision Automotive Division

Precision Commercial Division

Tool Manufacturing Division

LOGANSPORT, INDIANA:
Precision Stamping Division
Coatings and Finishes Division

MISHAWAKA, INDIANA:
Thermoplastics, Inc.
Subsidiary of Elco Industries, Inc.

GOODLETTSVILLE, TENNESSEE:
Anchor Wire Corporation
     of Tennessee
Subsidiary of Elco Industries, Inc.

STOCK LISTING
Elco Industries, Inc. common stock is traded over-the-counter and quoted on a daily basis in the National Market System (NMS) by the National
Association of Securities Dealers Automated Quotation System (NASDAQ) using the symbol ELCN.

INFORMATION CONTACT
August F. DeLuca
Vice President-Finance
Chief Financial Officer
Elco Industries, Inc.
1111 Samuelson Road
P.O. Box 7009
Rockford, Illinois 61125-7009

FORM 10-K
The financial statements and financial summary included in this report are an integral part of the Company's 10-K filed with the Securities and Exchange Commission. A copy of the Company's 10-K report will be furnished without charge to interested parties. Written requests should be directed to:
August F. DeLuca
Vice President-Finance
Chief Financial Officer
Elco Industries, Inc.
1111 Samuelson Road
P.O. Box 7009
Rockford, Illinois 61125-7009

Exhibits will likewise be supplied upon payment of a reasonable fee.

NOTICE OF ANNUAL MEETING
The annual meeting of stockholders will take place at 7:30 p.m. Central time, Friday, November 3, 1995, at the
University of Illinois College
of Medicine at Rockford,
1601 Parkview Avenue,
Rockford, Illinois.

TRANSFER AGENT/REGISTRAR
Harris Trust and Savings Bank
Chicago, Illinois

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L.L.P.
Certified Public Accountants
     Rockford, Illinois


Thirty-four